UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):       .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):       .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: March 6, 2013

By:	/s/ Jeffrey David Mc Ghie
Name:	Jeffrey David Mc Ghie
Title:	General Counsel

VIMPELCOM DELIVERS PROFITABLE GROWTH AND STRONG INCREASE IN CASH FLOW IN 4Q12 AND FY12

KEY RESULTS AND DEVELOPMENTS IN 2012*
Q4

—     Revenues of USD 6.0 billion; organic1) growth of 3% YoY

—    EBITDA of USD 2.4 billion, up 13% YoY organically

—    EBITDA margin increased 3.3 p.p. YoY to 41.1%

—    Total mobile subscriber base grew 5% YoY to 214 million

—    Net income increased to USD 801 million

—    Net Cash from Operating Activities up 24% YoY to USD 2.3 billion

FY

—     Revenues of USD 23.1 billion; organic growth of 4% YoY

—     EBITDA of USD 9.8 billion, up 8% YoY organically

—     EBITDA margin increased 1.8 p.p. YoY to 42.4%

—     Net income increased to USD 2.1 billion

—     Net Cash from Operating Activities up 19% YoY to USD 7.3 billion

Amsterdam (March 6, 2013) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, today announced operating and financial results for the quarter and full year ended December 31, 2012.

JO LUNDER, CHIEF EXECUTIVE OFFICER COMMENTS:

“I am very pleased to report strong performances from all of our Business Units in the fourth quarter of 2012. Russia delivered a 4% increase in revenue year-on-year with mobile ARPU up 5%, stimulated by usage and Value Added Services growth with mobile data revenues up 37%. EBITDA in Russia increased 15% as a result of the revenue improvement and strong execution on our operational excellence programs. In Italy, we have again outperformed the market, strengthening our market position in both the mobile and fixed-line segments. Excluding the impact of mobile termination rate cuts, mobile service revenues were up 2% year-on-year, with mobile internet revenues growing 37%. In Africa & Asia, we experienced strong increases in subscribers leading to organic revenue growth of 11%. We have made good progress on the transition to bundled tariff plans in Ukraine, resulting in a return to growth, while at the same time increased our subscriber numbers by 5%. Finally, our CIS business continued to deliver double digit revenue and EBITDA growth. The Group EBITDA margin in 4Q12 rose to 41.1%. Our 2012 results, with clear operational improvements, demonstrate our ability to deliver on our strategy and objectives. In 2013 we expect to deliver results in line with our enhanced Value Agenda objectives for 2013-2015.”

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (FY11 IS PRO FORMA)*

USD mln
	4Q12	4Q11	Reported YoY	Organic YoY	FY12	FY11	Reported YoY	Organic YoY
Net operating revenues	5,950	5,889	1%	+3%	23,061	23,477	-2%	+4%
EBITDA	2,446	2,227	10%	+13%	9,768	9,525	3%	+8%
EBITDA margin	41.1%	37.8%	-		42.4%	40.6%	-
EBIT	709	214	241%		4,171	3,175	31%
Net income	801	(381)	n.m.		2,145	525	309%
Capital expenditures**	1,631	3,734	-56%		4,120	6,683	-38%
Net cash from operating activities	2,301	1,858	24%		7,257	-	-
Net debt / LTM EBITDA	2.2	2.6	-		2.2	2.6	-
Total mobile subscribers (millions)***	214	204	5%		214	204	5%

* Comparative FY11 figures are Pro forma - for pro forma definition see next page.

** Including licenses of USD 1.8 billion in 4Q11 & FY11 and USD 0.1 billion in FY12

*** Following the sale of Vietnam the subscriber numbers for 4Q12 exclude the Vietnam subscriber numbers while 4Q11 included 2 million subs in Vietnam For all other definitions see Attachment E.

1) Organic revenue and EBITDA growth are non-GAAP financial measures that exclude the effect of foreign currency movements and certain items like liquidations and disposals. A reconciliation of organic to reported Revenue and EBITDA growth can be found on page 2. For more information please see the definition of Organic growth Revenue and EBITDA in Attachment E.

VimpelCom Ltd. 4Q 2012	1

CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS (ACTUAL REPORTED)

USD mln
	FY12	FY11	Reported YoY
Net operating revenues	23,061	20,262	14%
EBITDA	9,768	8,256	18%
EBITDA margin	42.4%	40.7%	-
EBIT	4,171	2,854	46%
Net income attributable to VimpelCom Ltd.	2,145	543	295%
Capital expenditures	4,120	6,349	-35%
Net cash from operating activities	7,257	6,106	19%
Net debt / LTM EBITDA	2.2	2.6	-
Total mobile subscribers (millions)	214	204	5%

ORGANIC GROWTH REVENUE AND EBITDA (FY11 IS PRO FORMA)

USD mln	4Q12 versus 4Q11						FY12 versus FY11
	Revenue			EBITDA			Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported	Organic	FX and others	Reported	Organic	FX and Others	Reported
Russia	4%	0%	4%	15%	1%	16%	7%	-6%	1%	13%	-6%	7%
Europe & NA	-4%	-4%	-8%	-4%	-2%	-6%	-3%	-7%	-10%	-3%	-7%	-10%
Africa & Asia	11%	-9%	2%	36%	-3%	33%	9%	-9%	0%	15%	-4%	11%
Ukraine	4%	0%	4%	9%	0%	9%	2%	0%	2%	-1%	-1%	-2%
CIS	21%	-5%	16%	45%	-8%	37%	15%	-5%	10%	22%	-6%	16%
Total	3%	-2%	1%	13%	-3%	10%	4%	-6%	-2%	8%	-5%	3%

PRESENTATION OF FINANCIAL RESULTS

Actual twelve months 2011 results reflect the consolidation of Wind Telecom as of April 15, 2011. The Company believes pro forma of FY11 results versus FY12 actual reported results provide the most meaningful comparison of financial performance. For further details about the presentation of the adjustments and assumptions of our pro forma results, please refer to VimpelCom’s press release issued on August 18, 2011 and May 14, 2012 both which are available on the Company’s website.

The pro forma full year 2011 information presented in this press release reflects what the Company’s results of operations would have looked like had the Company’s transactions with Wind Telecom occurred on January 1, 2011.

VimpelCom Ltd. consolidated results presented in this earnings release are based on IFRS and have not been audited. The full year 2012 audited financial results under IFRS will be published when the Company files its annual report on Form 20-F for the year ended December 31, 2012.

Certain amounts and percentages that appear in this earnings release have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

VimpelCom Ltd. 4Q 2012	2

STRATEGIC UPDATE

—    Enhanced Value Agenda for 2013-2015 announced highlighting medium-term objectives

—     Successful issuance of USD 2.0 billion Eurobonds for debt refinancing

—     AGM elected new Supervisory Board

—     Acquisition of 0.1% in Euroset, increasing total stake to 50.0%

—     Paid final dividend 2011 and interim dividend 2012 of in total USD 1.3 billion

In January, VimpelCom hosted its second annual Analyst & Investor Day in London, where the Company presented its enhanced business strategy, the Value Agenda 2013-2015. This Value Agenda, which is focused on increasing Net Cash from Operating Activities, has four main pillars: Profitable Growth, Customer Excellence, Operational Excellence and Capital Efficiency.

VimpelCom’s objectives* for the period 2013 - 2015 are:

•	Revenue and EBITDA CAGR of around mid-single digit;

•	Net Debt/EBITDA below 2x in 2015; and

•	CAPEX/Revenues, excl. licenses, below 15% in 2015.

As a result of the execution of the Value Agenda the Company indicated its intention to have annual cash flow improvements of USD 2 billion from operations and of between USD 0.6 billion and USD 0.9 billion from finance optimization by the end of 2015.

In December 2012, Altimo delivered a notice to VimpelCom that it intends to convert 128,532,000 Convertible Preferred Shares into Common Shares at a ratio of one Convertible Preferred Share for one Common Share. Altimo set the conversion date for April 16, 2013 and the conversion premium to be paid by Altimo to the Company upon conversion is USD 10.835 per Convertible Preferred Share. Based on this conversion premium, the Company will receive approximately USD 1.4 billion from Altimo for the conversion. Altimo’s voting percentage will remain 47.9%, while its economic interest in the Company will increase from 52.7% to 56.2%.

VimpelCom held its Annual General Meeting of Shareholders (AGM) in Amsterdam in December 2012. The AGM approved that the Supervisory Board will continue to consist of nine directors, four nominated by Altimo, three nominated by Telenor and two independent directors. In addition, the Supervisory Board unanimously elected Alexey Reznikovich as its Chairman. As announced yesterday, the Company will have its AGM 2013 on April 24, 2013.

In December 2012, VimpelCom increased its stake in Russian mobile retailer Euroset to 50.0% by acquiring 0.1% of the shares of Euroset. As a result, VimpelCom and Lefbord, a company owned by Megafon and Garsdale Services Investment, have equal economic and governance rights in Euroset. VimpelCom will continue to account for Euroset using the equity method.

* The above objectives assume constant currency exchange rates, no major regulatory changes, current asset portfolio mix and a stable macroeconomic environment.

Also in December 2012, VimpelCom signed a USD 500 million bilateral credit facility with China Development Bank for financing equipment and services from Huawei. The Facility has a tenor of 8 years and is to date undrawn. In February 2013, VimpelCom completed approximately USD 2 billion in debt refinancing, by issuing 6-year USD 600 million 5.20% guaranteed notes, 10-year USD 1.0 billion 5.95% guaranteed notes and 5-year RUB 12.0 billion 9.0% guaranteed notes. The proceeds will be used for the repayment of maturing debt in VimpelCom and general corporate purposes. The coupon on the USD notes was the lowest coupon in VimpelCom’s history. Additionally, the RUB denominated Eurobonds represent the first such issuance by a non-financial services or non-state-owned company. Following the recent debt refinancing, VimpelCom has secured its refinancing requirements into 2014.

The Company announced a final dividend 2011 of USD 0.35 per common share and an interim dividend 2012 of USD 0.45 per common share in December 2012, which has been paid in January 2013 for a total amount of USD 1.3 billion. The dividend guideline of USD 0.80 per common share, assuming 1,628 million common shares are issued and outstanding, is currently under review following the aforementioned intended conversion of Convertible Preferred Shares by Altimo. The Company expects a decision on the dividend policy by the Supervisory Board in 2Q13. The Company also expects to announce the final dividend 2012 and a possible extra-ordinary dividend related to proceeds of a conversion in 2Q13.

The Company recently announced the appointment of Ziad Shatara to the position of CEO of banglalink in Bangladesh and of Taras Parkhomenko as CEO of VimpelCom’s operating company in Kazakhstan.

VimpelCom’s 51.9%-owned subsidiary Orascom Telecom Holding (“OTH”) took steps to increase its stake in WIND Mobile in Canada to 100%, subject to Canadian regulatory approvals.

Finally, negotiations with the Algerian Government are still progressing and the Company aims to reach a mutually beneficial resolution.

VimpelCom Ltd. 4Q 2012	3

VIMPELCOM GROUP – FINANCIAL AND OPERATING RESULTS 4Q12

—      Organic revenue growth of 3% YoY; revenues of USD 6.0 billion

—      EBITDA growth of 13% YoY on an organic basis, reaching USD 2.4 billion

—      Total mobile subscriber base grew by 5% YoY to 214 million

—      Net cash from operating activities increased 24% YoY to USD 2.3 billion

—      CAPEX of USD 1.6 billion

—      Net debt / LTM EBITDA was 2.2 at end 4Q12

OPERATING PERFORMANCE OVERVIEW 4Q12

4Q12 results were strong on an organic basis, but in USD terms the results were significantly impacted by the YoY appreciation of the USD against the local currencies in most of VimpelCom´s operating businesses. The organic development is highlighted below.

The total mobile subscriber base increased 5% YoY to 214 million by the end of the fourth quarter. The largest absolute contribution came from accelerated growth in subscribers in the Africa & Asia Business Unit and a large increase in subscribers in the CIS Business Unit from growth in Uzbekistan. The Company also achieved solid growth in fixed and mobile broadband subscribers in Russia, Italy and Ukraine.

In Russia, the Company continued the positive trend of the first nine months of the year, delivering organic revenue growth of 4% YoY. Mobile broadband subscribers in Russia increased 5% YoY to 2.7 million and fixed broadband subscribers grew 15% YoY to 2.4 million.

In Italy, the Company continued to outperform the broader Italian, highly competitive telecom market in the fourth quarter, in a highly competitive environment. VimpelCom strengthened its market position in Italy in both mobile and fixed-line, increasing its market share in both segments. The fixed broadband subscriber base increased 4% YoY to more than 2.2 million. Mobile broadband consumer subscribers grew 24% YoY.

In the Africa & Asia Business Unit, the Company exceeded the 85 million subscribers mark, an increase of 8% YoY, through strong subscriber growth in most of its operations. Solid performance across the main operations, Algeria, Pakistan and Bangladesh, led to organic revenue growth of 11% YoY.

The Ukraine Business Unit continued to solidify its market position in the mobile segment through the ongoing transition to bundled tariff plans. The transition is showing good results with mobile total operating revenues returning to growth. Mobile subscribers increased by 5% YoY to 26.0 million.

The CIS Business Unit delivered double digit organic revenue growth, mainly resulting from a temporary decrease in competition in Uzbekistan. The Company continues to face particularly strong competition in Kazakhstan, but also in Armenia and Tajikistan.

OPERATING FINANCIALS PER BUSINESS UNIT (FY11 IS PRO FORMA )

  USD mln

	4Q12	4Q11	Reported YoY	Organic YoY	FY12	FY11	Reported YoY	Organic YoY
Net operating revenues	5,950	5,889	1%	3%	23,061	23,477	-2%	4%
of which:
BU Russia	2,371	2,274	4%	4%	9,190	9,064	1%	7%
BU Europe & North America	1,778	1,924	-8%	-4%	6,982	7,771	-10%	-3%
BU Africa & Asia	937	922	2%	11%	3,721	3,719	0%	9%
BU Ukraine	432	417	4%	4%	1,676	1,641	2%	2%
BU CIS	488	419	16%	21%	1,755	1,589	10%	15%
Other	(56)	(67)	-	-	(263)	(307)	-	-

EBITDA	2,446	2,227	10%	13%	9,768	9,525	3%	8%
of which:
BU Russia	978	844	16%	15%	3,878	3,641	7%	13%
BU Europe & North America	674	718	-6%	-4%	2,658	2,952	-10%	-3%
BU Africa & Asia	426	321	33%	36%	1,741	1,566	11%	15%
BU Ukraine	227	209	9%	9%	859	873	-2%	-1%
BU CIS	235	171	37%	45%	813	703	16%	22%
Other	(94)	(36)	-	-	(181)	(210)	-	-

EBITDA margin	41.1%	37.8%	-	-	42.4%	40.6%	-	-
CAPEX	1,631	3,734	-56%	-	4,120	6,683	-38%	-

VimpelCom Ltd. 4Q 2012	4

FINANCIAL PERFORMANCE OVERVIEW 4Q12

Total operating revenues in the fourth quarter of 2012 increased by 1% YoY impacted by unfavorable currency movements. Organic revenue growth was 3%, with solid performance across most Business Units.

EBITDA increased 10% YoY, also impacted by unfavorable currency movements. Excluding these forex effects, EBITDA increased 13% compared to 4Q11. In addition to the focus on operational excellence throughout the businesses, EBITDA in 4Q11 included certain one-off charges, including provisions for HR costs in Russia, Africa & Asia and Ukraine and inventory write-offs in Russia. In addition, 4Q11 included a provision in Africa & Asia for a corporate contingent liability and costs associated with the demerger of OTMT. These combined effects resulted in a more favorable comparison for 4Q12.

Strong EBITDA organic growth YoY was seen in the Russia, Africa & Asia, Ukraine and CIS Business Units, up 15%, 36%, 9% and 45%, respectively. The strong increase in Africa & Asia is also driven by the doubling of the EBITDA in Bangladesh as a result of significantly lower commercial opex in 4Q12, while in 4Q11 banglalink recorded very high customer acquisition costs. Italy showed an EBITDA decline of 4% YoY in local currency, mainly due to the MTR cut in July 2012. Net of the MTR cut, EBITDA would have increased by 2% YoY, supported by cost efficiency measures.

EBIT in 4Q12 grew by 231% compared to 4Q11. The 4Q11 results were negatively impacted by impairments for a total of USD 527 million and the impact of the Purchase-Price Allocation related to the acquisition of Wind Telecom in addition to the one-offs mentioned above. EBIT in 4Q12 was positively affected by the declining amortization schedule applied to intangible assets as part of the Wind Telecom acquisition. EBIT in 4Q12 was also impacted by negative forex and an impairment of OTH’s shareholder loan to WIND Mobile Canada of USD 328 million, following a detailed business plan review.

Excluding these combined effects for 4Q11 and 4Q12, EBIT would have grown by 24%.

Profit before tax increased to USD 764 million, compared to a loss of USD 559 million in the same period a year ago. This increase was primarily the result of a substantially higher EBIT and a Euroset fair value adjustment of USD 606 million, due to IFRS requirements, as a result of the acquisition of the additional 0.1%. Net foreign exchange loss was USD 30 million in 4Q12, while in 4Q11 there was a loss of USD 119 million.

Net income increased to USD 801 million compared to a net loss in 4Q11 of USD 381 million. The increase is mainly the result of the aforementioned increase in Profit before tax.

CAPEX was USD 1,631 million with investments in the further roll out of the mobile networks in Russia, Bangladesh and the CIS. In Italy, Wind continued to invest in the roll-out of HSPA+ and in backbone capacity to support the growth in data.

USD mln	Actual
	4Q12	4Q11	YoY
Total operating revenues	5,950	5,889	1%
EBITDA	2,446	2,227	10%
EBITDA margin	41.1%	37.8%	-
EBIT	709	214	231%
Financial income and expenses	(484)	(467)	4%
Net foreign exchange (loss)/gain and others	539	(306)	n.m
Profit before tax	764	(559)	n.m
Income tax expense	(195)	(101)	93%
Profit for the period	569	(660)	n.m
Net income	801	(381)	n.m
Capital expenditures	1,631	3,734	-56%

VimpelCom Ltd. 4Q 2012	5

STATEMENT OF FINANCIAL POSITION & CASH FLOW (ACTUAL)

USD mln
	4Q12	3Q12	QoQ	FY12	FY11	YoY
Total assets	55,360	53,490	3%	55,360	54,039	2%
Shareholders’ equity	14,869	14,779	1%	14,869	14,037	6%
Gross debt	26,987	26,637	1%	26,987	26,733	1%
Net debt	21,971	22,681	-3%	21,971	24,230	-9%

	4Q12	4Q11	YoY	FY12	FY11	YoY
Net cash from operating activities	2,301	1,858	24%	7,257	6,106	19%
Net cash used (in)/from investing activities	(515)	(3,363)	-85%	(4,008)	(6,945)	-42%
Net cash used (in)/provided financing activities	(125)	691	n.m.	(587)	2,583	n.m.

Total assets in the quarter increased by 3% to USD 55.4 billion, primarily as a result of cash generation, investments in fixed assets and the positive impact of currency translation YoY. Gross debt increased marginally in the quarter to USD 27.0 billion, mainly due to foreign exchange movements. Net debt decreased to USD 22.0 billion, leading to a net debt to LTM EBITDA of 2.2x at the end of the fourth quarter.

Net cash from operating activities increased 24% YoY to USD 2.3 billion positively impacted by the increase in EBITDA and improvement in working capital, partially offset by higher tax payments compared to the same period last year. The decrease in net cash used in investing activities compared to 3Q12 was mainly impacted by lower cash out for investments in property, equipment and intangible assets in 2012. The decrease in net cash used in financing activities in 4Q12 compared to 4Q11 was mainly the result of the net repayment of debt. Net cash from operating activities in FY12 is USD 7.3 billion, or 19% higher than in FY11.

NON-CASH ITEMS IN 4Q12 AND FY12

IMPAIRMENTS

On a regular basis the Company performs an impairment test per cash generating unit. Following a detailed business plan review of Wind Mobile in Canada, the Company has recorded an impairment of USD 328 million.

REVALUATIONS

As a result of the acquisition of the additional 0.1% in Euroset, the Company had to adjust the fair value of the previously held interest in Euroset by USD 606 million due to IFRS requirements.

VimpelCom Ltd. 4Q 2012	6

VIMPELCOM GROUP – FINANCIAL RESULTS FULL YEAR 2012

—     Revenues reached USD 23.1 billion; organic growth of 4% YoY

—     EBITDA of USD 9.8 billion, up 8% YoY organically

—     EBITDA margin increased 1.8 p.p. YoY to 42.4%

—     Net Income increased to USD 2.1 billion

—     CAPEX excl. licenses of USD 4.0 billion leading to CAPEX/LTM Revenues of 17%

—    Net cash from operating activities increased by 19% to USD 7.3 billion

FULL YEAR 2012

On a pro forma basis, total operating revenues in 2012 decreased by 2% YoY. Overall organic revenue growth was 4%, with strong performance across all Business Units. In Russia, revenues increased by 1% in USD terms and 7% in local currency. In Italy, revenues in USD decreased by 10% and decreased in local currency by 3%, as a result of the sharp MTR cuts. Excluding MTR effect, net operating revenues improved by 5%. The Africa & Asia Business Unit reported organic revenue growth of 9% and had stable revenues in USD terms, while the Ukraine Business Unit delivered growth of 2% in both USD and in local currency. Lastly, the CIS Business Unit continued to achieve strong performance with a revenue increase of 15% organically, primarily as a result of the network closure of a competitor by the Uzbek authorities.

On a pro forma basis, EBITDA increased by 3% YoY. Strong organic EBITDA growth of 13% was seen in the Russia Business Unit, while EBITDA growth in the Africa & Asia and CIS Business Units were up 15% and 22%, respectively. In the Europe & North America Business Unit, EBITDA decreased 10% in USD terms and declined by 3% in local currency, mainly due to the impact of the MTR cuts. The Ukraine Business Unit EBITDA decreased by 1% in local currency and by 2% in USD terms.

CAPEX excluding licenses stood at USD 4.0 billion, with investments in the further roll out of the mobile networks in Russia, Bangladesh, Pakistan and the CIS. The CAPEX/LTM Revenues excluding licenses for FY12 is 17%. The Company expects FY13 CAPEX, excluding licenses, to be approximately 21% of revenue.

USD mln	Pro-forma			Actual
	FY12	FY11	YoY	FY12	FY11	YoY
Total operating revenues	23,061	23,477	-2%	23,061	20,262	14%
EBITDA	9,768	9,525	3%	9,768	8,256	18%
EBITDA margin	42.4%	40.6%	-	42.4%	40.7%	-
EBIT	4,171	3,175	31%	4,171	2,854	46%
Financial income and expenses	(1,875)	(1,850)	1%	(1,875)	(1,467)	28%
Net foreign exchange (loss)/gain and others	592	(486)	n.m.	592	(533)	n.m
Profit before tax	2,888	839	244%	2,888	854	238%
Income tax expense	(906)	(650)	39%	(906)	(585)	55%
Profit for the period	1,982	189	949%	1,982	269	637%
Net income	2,145	525	309%	2,145	543	295%
Capital expenditures*	4,120	6,683	-38%	4,120	6,349	-35%
* Including licenses of USD 1.8 billion in 4Q11 & FY11 and USD 0.1 billion in FY12
ORGANIC REVENUE AND EBITDA GROWTH FY12 VERSUS FY11 (FY 11 IS PRO FORMA)
USD mln	Revenue			EBITDA
Business Units	Organic	FX and others	Reported	Organic	FX and others	Reported
Russia	7%	-6%	1%	13%	-6%	7%
Europe & NA	-3%	-7%	-10%	-3%	-7%	-10%
Africa & Asia	9%	-9%	0%	15%	-4%	11%
Ukraine	2%	0%	2%	-1%	-1%	-2%
CIS	15%	-5%	10%	22%	-6%	16%
Total	4%	-6%	-2%	8%	-5%	3%

VimpelCom Ltd. 4Q 2012	7

BUSINESS UNITS PERFORMANCE IN 4Q12 — Russia — Europe & North America — Africa & Asia — Ukraine — CIS

VimpelCom Ltd. 4Q 2012	8

BUSINESS UNIT RUSSIA – FINANCIAL AND OPERATING RESULTS

—     Positive operational trend of previous quarters continued in 4Q12

—     Revenue growth of 4% YoY, supported by 37% increase YoY in mobile data revenues

—     EBITDA increase of 15% YoY leading to EBITDA margin growth of 4.2 p.p. YoY to 41.3%

—    Operational Excellence program delivered more than double of targeted RUB 5 billion annualized savings

The Russian Business Unit continued the positive trend of the previous quarters, delivering profitable growth with a revenue increase of 4% YoY and EBITDA growing double digit YoY in 4Q12. The strong EBITDA YoY performance was partly the result of a relatively low comparable EBITDA in 4Q11, which was impacted by relatively high commercial and technical costs and one-offs of RUB 800 million in total, including a provision for HR costs and an inventory write-down. During 4Q12, VimpelCom continued its strong execution of its operational excellence program and realized more than double its initial target of RUB 5 billion in annualized savings in 2012.

The mobile subscriber base in Russia declined by 2% YoY to 56.1 million, but the impact on revenue was offset by an increase in ARPU of 5% YoY due to strong increase of mobile data revenues.

Mobile revenues grew by 4% YoY, driven by an increase in ARPU and strong equipment sales. Mobile data revenues increased by 37% YoY with revenues for small screens up by 52%.

Fixed-line revenue growth slowed to 0.4% YoY, mainly due to a decline in wholesale fixed-line voice revenues, while FTTB revenue recorded a strong growth of 24% YoY.

EBITDA margin in 4Q12 was 41.3%, an increase of 4.2 p.p. YoY. This includes the negative effect of forex changes in 4Q12, which impacted EBITDA margin by 0.2 p.p. Savings in commercial costs were among the biggest contributors to the EBITDA margin improvement, primarily driven by the shift to a revenue share model with distributors as part of the Operational Excellence program.

VimpelCom remains on track to deliver continued improvement in network quality to support the growth of mobile data. In 2012, VimpelCom significantly increased IP-zation to 48% from 11% at the start of the year and grew the number of node-Bs by 22%. Improving network quality continues to be the Company’s focus with the aim to be on par with its peers in the key regions at the end of 2013. As a result of these efforts, the Company expects CAPEX/Revenues to increase to 22% in 2013.

KEY DEVELOPMENTS 4Q12

•	Total revenue in Russia grew by 4% YoY to RUB 73.6 billion driven by the increase in mobile revenues.

•	Mobile revenues increased 4% YoY mainly as a result of growth in data revenue by 37% YoY, as well as in equipment revenues. Mobile ARPU increased by 5% YoY to RUB 343.

•	Fixed-line revenue increased 0.4% YoY with continuing growth in fixed broadband revenues, up 23% YoY, offset by a 9% decline YoY in wholesale voice revenues.

•	EBITDA increased by 15% YoY and EBITDA margin was 41.3%, an increase of 4.2 p.p. compared to 4Q11, mainly driven by the strong execution of the Operational Excellence program.

•	Mobile subscriber base decreased by 2% YoY to 56.1 million; mobile broadband subscribers increased 5% YoY to 2.7 million. The fixed broadband subscriber base grew 15% YoY to 2.4 million.

•	CAPEX/Revenues was 34% in 4Q12, in line with the network construction schedule. CAPEX/Revenues for FY12 stood at 18%.

VimpelCom Ltd. 4Q 2012	9

RUSSIA KEY INDICATORS

RUB mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	73,637	71,022	4%	285,375	266,087	7%
Total operating expenditures	43,259	44,664	-3%	164,897	159,407	3%
EBITDA	30,378	26,358	15%	120,478	106,681	13%
EBITDA margin	41.3%	37.1%		42.2%	40.1%
CAPEX	25,076	25,318	-1%	50,699	59,795	-15%
CAPEX / Revenues	34%	36%		18%	22%

Mobile
Mobile total operating revenues	61,579	59,012	4%	236,922	221,534	7%
- of which mobile data	7,036	5,118	37%	24,330	17,604	38%
Mobile subscribers (‘000)	56,110	57,224	-2%
- of which mobile broadband (‘000)	2,654	2,538	5%
Mobile ARPU (RUB)	343	327	5%
MOU (min)	290	259	12%

Fixed
Fixed-line total operating revenues	12,058	12,009	0%	48,453	44,554	9%
Fixed Broadband revenues	3,148	2,564	23%	11,719	8,676	35%
Fixed Broadband subscribers (‘000)	2,378	2,073	15%
Fixed Broadband ARPU (RUB)	445	432	3%

VimpelCom Ltd. 4Q 2012	10

BUSINESS UNIT EUROPE & NA – FINANCIAL AND OPERATING RESULTS ITALY

—    Continued relative outperformance of the market

—    Total Revenues, excluding MTR impact, increasing 2% YoY

—    EBITDA margin increased 0.1 p.p. YoY to 37.5%; MTR cut partially offset by cost efficiency

—     EBITDA-CAPEX increased YoY in 4Q12 and FY12

—     Strong Data revenue growth: Mobile Internet up 37%, messaging up 6%, fixed broadband up 5%

—     55% share of mobile net additions driven by positive MNP inflow balance

WIND posted a solid performance in 4Q12 with the strong commercial success of WIND’s offerings offsetting the regulatory and macroeconomic challenges in the market. Despite the challenging context and the intense competitive environment, WIND was able to further strengthen its competitive position in the market.

Total revenues in 4Q12 declined 4% YoY mainly as a result of the 6% reduction in service revenues arising from the 53% cut in the mobile termination rate (MTR), which occurred in July, partially offset by a strong increase in handset sales driven by the success of WIND’s “All Inclusive” mobile offerings and certain settlements with third parties. Excluding the impact from the MTR cut, total revenues grew 2% YoY with total service revenues up 1% YoY.

Mobile service revenues declined by 7% YoY due to the aforementioned MTR cut, net of which growth would have been 2% YoY. WIND’s mobile subscriber base increased by 3% YoY due to strong net additions in the quarter, securing over 55% share of mobile network operator (MNO) net additions. The quarter was, however, characterized by a high churn rate due to an acceleration of MNP, but WIND managed to maintain a positive inflow balance.

In fixed-line, the results of the new strategy based on LLU focus and profitability, resulted in a slight decline in total subscribers. The decline in the overall customer base, coupled with a lower pay per use price and traffic driven by competitive pressure and economic slowdown, resulted in a 3% decline in fixed line service revenues, while the new strategy delivered a solid improvement in marginality.

In 4Q12, WIND continued to deliver strong performance in Data with Mobile Internet revenues growing 37%, messaging revenues up 6%, and fixed BB revenues increasing by 5%. The success of WIND’s offerings in both fixed and mobile, under the “All Inclusive” umbrella proposition, was clearly demonstrated by the solid increase in mobile broadband subscribers, up 24% YoY, driven by the 23% increase in consumer small screen users which account for 66% of total consumer mobile internet revenues in 2012. Fixed broadband customers grow by 4%, mainly driven by the 6% increase in the more profitable LLU BB subscriber base.

EBITDA in 4Q12 declined by approximately 4% driven by the reduction in top-line, due to the MTR cut, partially offset by structural cost saving initiatives implemented in the period. The EBITDA margin increased by 0.1 percentage point YoY. Excluding the impact from MTRs, underlying EBITDA grew 2% YoY. MTR reductions will also impact 2013 with a first cut having taken place in January 2013 and a final cut scheduled for July 2013. As part of the overall Cost Efficiency Project WIND launched its Network Transformation Project aimed at achieving OPEX savings of approximately EUR 40-45mln per annum starting in 2013.

KEY DEVELOPMENTS 4Q12

•	Total revenues declined 4% YoY to EUR 1,369 million with an underlying increase, excluding MTR impact, of 2%.

•	EBITDA in 4Q12 declined 4% to EUR 514 million, with a margin increase of 0.1 percentage points to 37.5%.

•	CAPEX in 4Q12, excluding LTE spectrum, was EUR 326 million bringing FY 2012 total CAPEX to EUR 905 million.

•	Mobile subscriber base increased 3% to over 21.6 million. Mobile broadband consumer subscribers grew 24% YoY.

•

Mobile data ARPU increased by 8% to EUR 4.1 accounting for 30% of the total ARPU of EUR 13.7 declining 10% vs. 4Q11; the voice ARPU decline was due to the July MTR cut and competitive intensity, coupled with the ongoing success of WIND’s data only SIM card offerings for tablets, PCs and dongles, which do not generate voice revenues.

•

In fixed-line, WIND continued to focus on the direct market, achieving a 4% growth in voice LLU subscribers which reached 2.45 million. LLU customers now account for 79% of the overall fixed voice customer base of 3.11 million. In fixed broadband, the momentum remained strong, with subscribers growing by 4% to 2.21 million, driven by a 6% increase in LLU Broadband customers. Dual-play subscribers grew by 6% YoY reaching 1.85 million.

•	Fixed-line ARPU decreased by 8% to EUR 30.7 in 4Q12 driven by the reduction of pay per use traffic and price decline resulting from competitive pressure. Broadband ARPU was stable YoY at EUR 19.1.

VimpelCom Ltd. 4Q 2012	11

ITALY KEY INDICATORS

Euro mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	1,369	1,424	-3.9%	5,427	5,570	-3%
Total operating expenditures	856	892	-4%	3,365	3,451	-2%
EBITDA	514	533	-4%	2,062	2,120	-3%
EBITDA margin	37.5%	37.4%		38.0%	38.1%
CAPEX	342	1,533	-78%	1,000	2,139	-53%
CAPEX / Revenues	25%	108%		18%	38%

Mobile
Total revenues	1,001	1,037	-4%	3,958	4,073	-3%
Subscribers (‘000)	21,650	21,014	3%	21,650	21,014	3%
- of which mobile broadband (‘000) (1)	5,541	4,479	24%	5,541	4,479	24%
ARPU (€)	13.7	15.2	-10%	14.4	15.6	-8%
MOU (min)	212	205	3%	207	197	5%

Fixed
Total revenues	369	387	-5%	1,469	1,497	-2%
Total voice subscribers (‘000)	3,110	3,142	-1%	3,110	3,142	-1%
Total fixed-line ARPU (€)	30.7	33.2	-8%	31.2	33.2	-6%
Broadband subscribers (‘000)	2,210	2,135	4%	2,210	2,135	4%
Broadband ARPU (€)	19.1	19.1	0%	18.8	19.3	-2%
Dual-play subscribers (‘000)	1,848	1,743	6%	1,848	1,743	6%

(1) Mobile broadband includes consumer customers that have performed at least one mobile Internet event in the previous month on 2.5G/3G/3.5G

CANADA

In 4Q12 Wind Mobile continued to strongly deliver on its “Value Plus” strategy, adding primarily postpaid subscribers, while carefully managing prepaid economics for both voice and mobile broadband customers. Wind Mobile became the fastest growing new entrant wireless operator in the Canadian market. The Company added over 80 thousand subscribers during the quarter, increasing its active subscriber base to 590 thousand, with over 70% of the net additions during the quarter being postpaid subscribers. On the commercial side, Wind Mobile enjoyed a strong holiday season supported by a new media campaign and the launch of promotional offers. The Company continued to grow its distribution footprint and branded points of sale increased to 335 at the end of 2012. Wind Mobile also continued to expand its network and launched in Peterborough and Windsor in 4Q12, increasing its population coverage to over 14 million. The Company continues to focus on improving network quality and increased sites on air to 1,300 sites.

CANADA KEY INDICATORS

Mobile
	4Q12	4Q11	YoY	FY12	FY11	YoY
Subscribers (‘000)	590	403	47%	590	403	47%
ARPU (CAD)	28.1	26.4	6%	27.8	27.0	3%

VimpelCom Ltd. 4Q 2012	12

BUSINESS UNIT AFRICA & ASIA – FINANCIAL AND OPERATING RESULTS

—     Revenues reached USD 937 million, with organic growth of 11% YoY

—     EBITDA increased to USD 426 million, with organic growth of 36% YoY

—     EBITDA margin of 45.5%, supported by operational excellence and cost saving initiatives

—     Subscriber base increased by 8% to more than 85 million

Revenues in the Africa & Asia Business Unit reached USD 937 million, with organic growth of 11% YoY. However, actual results in US dollar terms were adversely affected by local currency devaluation against the US dollar, mainly in Algeria and Pakistan. Revenue growth was driven by strong subscriber growth, an increase in APPM in Pakistan and Bangladesh, and further supported by growth in mobile data and Value-Added Services (VAS). EBITDA increased to USD 426 million, achieving an organic growth of 36% YoY, partially as a result of the ongoing operational excellence initiatives. The strong increase in Africa & Asia is also driven by the doubling of the EBITDA in Bangladesh as a result of significantly lower commercial opex (SIM tax subsidy) in 4Q12, while in 4Q11 banglalink recorded very high customer acquisition costs. In addition, EBITDA for 4Q11 was adversely affected by provisions for corporate contingent liabilities and costs associated with the demerger of OTMT.

ALGERIA (“DJEZZY”)

During 4Q12, Djezzy was able to maintain its leadership position with a market share of 55%, growing its subscriber base by 8% YoY to 17.8 million customers. Revenues increased by 9% YoY in local currency terms, mainly due to the growth in the number of subscribers. Mobile data revenues grew by 12% YoY. EBITDA increased by 8% YoY in local currency terms. During the quarter, Djezzy celebrated its 10th anniversary.

PAKISTAN (“MOBILINK”)

In 4Q12, Mobilink focused on voice, data and VAS offerings, as well as churn management, leading to a 6% increase YoY in the subscriber base to 36.1 million customers. New regulatory restrictions on retail channel sales led to a decline in gross additions for the quarter. Revenues increased by 9% YoY in local currency terms, driven by the increase in data and VAS uptake. Mobile data revenues achieved a growth of 44% YoY. During the quarter, all cellular networks in major cities were shut down upon government request for security reasons on several occasions, resulting in revenue loss for all cellular operators. Despite these issues, EBITDA increased by 13% YoY in local currency terms, mostly on the back of strong measures of the operational excellence initiative. On November 29th 2012, Mobile Financial Services (MFS) were launched in collaboration with Waseela Microfinance Bank Limited. Initial services offered include domestic money remittance and bill payment.

BANGLADESH (“BANGLALINK”)

banglalink increased its subscriber base by 9% YoY, reaching 25.9 million customers at the end of 4Q12. Revenues grew 13% YoY in local currency terms, driven by a higher level of VAS and data adoption, which led to mobile data revenues increasing by 130% YoY, and targeted start-up and reactivation promotions. The new self-regulations set by the local regulator, BTRC, regarding VoIP usage forced banglalink to disconnect suspected VoIP users with high ARPU. This negatively affected revenues and is expected to have significant negative impact during 2013. EBITDA in 4Q12 doubled YoY in local currency terms due to savings on commercial opex resulting from lower gross additions. EBITDA in 4Q11 was adversely affected by the aggressive acquisition strategy that followed the reduction in SIM tax in June 2011, which led to an adjustment in SIM tax subsidy allocation.

SUB SAHARAN AFRICA (“TELECEL GLOBE”)

Telecel Globe subscribers increased by 42% YoY to approximately 4.5 million, with the number of subscribers in Zimbabwe increasing by 70% YoY. Despite the political situation and armed rebellion that erupted in CAR during December 2012, the network continues to function normally. Nevertheless, revenues decreased by 6% YoY in local currency terms due to lower revenues achieved during December compared to the same period last year, as a result of the security situation in the country. In Burundi, revenues grew by 21% YoY in local currency terms, mainly driven by 21% growth in subscribers to 1.4 million customers. During the quarter, Mobile Financial Services (“Leo Manoti”) were launched in Burundi. Telecel Globe EBITDA showed a significant improvement YoY due to cost optimization initiatives, reversing the loss seen in 4Q11.

SOUTH EAST ASIA

Revenues for South East Asia decreased by 45% YoY, mainly due to the sale of Vietnam. EBITDA recovered due to the sale of Vietnam and savings on dealer commissions and lower interconnect costs. In Laos, Beeline continued to offer SMS, voice, and data bundles, which were launched in November, and introduced VAS for the first time.

VimpelCom Ltd. 4Q 2012	13

AFRICA & ASIA KEY INDICATORS

USD mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	937	922	2%	3,721	3,719	0%
Total operating expenditures	511	601	-15%	1,981	2,153	-8%
EBITDA	426	321	33%	1,741	1,566	11%
EBITDA margin	45.5%	34.8%		46.8%	42.1%
CAPEX	193	646	-70%	400	976	-59%
CAPEX / revenues	21%	70%		11%	26%

For details per country unit please see Attachment B

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	37	34	9%	143	136	6%
EBITDA	22	20	8%	85	80	6%
EBITDA margin	58.9%	59.5%		59.4%	59.3%
PAKISTAN

PKR bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	27.2	25.0	9%	105.8	97.9	8%
EBITDA	11.7	10.4	12%	45.6	40.0	14%
EBITDA margin	43.0%	41.7%		43.1%	40.9%
BANGLADESH

BDT bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	11.2	9.9	13%	45.4	37.9	20%
EBITDA	4.2	2.1	104%	15.7	12.5	26%
EBITDA margin	37.4%	20.8%		34.7%	33.0%

VimpelCom Ltd. 4Q 2012	14

BUSINESS UNIT UKRAINE – FINANCIAL AND OPERATING RESULTS

—     Revenues increased 4% YoY to UAH 3.5 billion

—     Successful transition to mobile bundled tariff plans, leading to recovery in mobile revenues growth

—    EBITDA increased by 9% YoY to UAH 1.8 billion; EBITDA margin up 2.2 p.p. to 52.5%

—     Mobile subscriber base grew 5% YoY to 26.0 million; Fixed BB subscribers up 54% YoY to 613 thousand

During the fourth quarter, VimpelCom continued to solidify its market position in the mobile segment. The Company showed a solid YoY improvement in revenues and EBITDA, driven by a successful migration of its customers to bundled tariff plans and by strong dynamics in fixed broadband revenues. VimpelCom recorded an EBITDA margin of 52.5% in 4Q12 driven by growth of mobile revenues and cost measures as part of the operational excellence program.

•

Total revenues grew 4% to UAH 3.5 billion. The mobile service revenues trend was inverted and returned to a growth of 3% in 4Q12 versus 4Q11, driven by successful transition to bundled tariff plans and a 5% YoY growth of the mobile subscriber base to 26.0 million. The Company transitioned 75% of subscribers to bundled tariffs as of YE 2012 and the transition is expected to be finalized in 2013. Strong YoY growth of handset sales added to the YoY revenue growth of 4%. Fixed-line revenues were up 3% YoY as a result of strong FTTB revenue growth. Fixed residential broadband revenue continued to outgrow the market, increasing by 77% YoY, driven by a growth in the fixed broadband (FBB) subscriber base of 54% YoY to 613 thousand and an 8% YoY growth of fixed broadband ARPU to UAH 47.2.

•

EBITDA increased 9% YoY to UAH 1.8 billion and EBITDA margin was up 2.2 p.p. YoY to 52.5% in 4Q12, mainly due to the growth in mobile service revenue and residential broadband margin, but the YoY comparison was also positively impacted by a one-off provision for HR costs in 4Q11. EBITDA margin was also positively affected by the improved revenue mix in fixed-line with less wholesale voice and a larger share of interconnect revenues.

•

CAPEX was UAH 602 million in 4Q12 resulting in a CAPEX/Revenues of 14% for FY12. CAPEX FY12 was 18% below FY11 as a result of reduced investments in the FTTB network following the completion of the rollout.

UKRAINE KEY INDICATORS

UAH mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Net operating revenues	3,453	3,326	4%	13,392	13,078	2%
Total operating expenditures	1,639	1,654	-1%	6,525	6,125	7%
EBITDA	1,814	1,672	9%	6,867	6,953	-1%
EBITDA margin	52.5%	50.3%		51.3%	53.2%
CAPEX	602	788	-24%	1,848	2,264	-18%
CAPEX / revenues	17%	24%		14%	17%

Mobile
Mobile net operating revenues	3,190	3,070	4%	12,326	12,106	2%
Mobile subscribers (‘000)	25,960	24,776	5%
Mobile ARPU (UAH)	40.7	41.1	-1%
MOU (min)	497.7	482.8	3%

Fixed-line
Fixed-line net operating revenues	264	256	3%	1,066	972	10%
Fixed-line broadband revenues	82	47	77%	275	158	74%
Fixed-line broadband subscribers (‘000)	613	397	54%
Fixed-line broadband ARPU (UAH)	47.2	43.7	8%

VimpelCom Ltd. 4Q 2012	15

BUSINESS UNIT CIS* – FINANCIAL AND OPERATING RESULTS

—  Organic growth of revenues of 21% YoY, with strong positive impact from Uzbekistan

—  EBITDA of USD 235 million, with organic growth of 45% YoY

—  EBITDA margin of 48.1%

—  Mobile subscribers up 23% YoY to 24 million

—  Mobile broadband subscribers up 29% YoY to 12 million; Fixed BB subscriber base up 54% to 326 thousand

The CIS Business Unit continued to perform strongly, delivering profitable double digit growth in 4Q12. However, since 3Q12 the results were substantially positively impacted by the situation in Uzbekistan, following the network closure of a competitor by the Uzbek authorities.

VimpelCom increased its mobile subscriber base in the CIS by 23% YoY, mainly driven by a 60% YoY growth in subscribers in Uzbekistan. The Company continued to face particularly strong competition in Kazakhstan, but also in Armenia and Tajikistan.

•

In 4Q12, total revenues grew organically by 21% YoY, with the main contribution coming from Uzbekistan. Reported revenues grew 16% to USD 488 million, impacted by negative forex movements. If Uzbekistan would have been adjusted to the growth level of 1H12, the revenue organic growth in 4Q12 would have been 9% YoY.

•

Total mobile revenues increased organically by 23% YoY in 4Q12 supported by 71% YoY mobile data revenue growth, primarily resulting from small screen subscribers, which more than offset the slowdown in voice growth and decline in revenue from sales of devices.

•	Fixed-line revenues increased organically by 3% YoY, due to strong growth in Kazakhstan, partially offset by voice and wholesale revenue decline in Armenia and Tajikistan.

•

EBITDA grew organically 45%, or 37% on a reported basis, mainly due to strong mobile revenue growth in Uzbekistan. If Uzbekistan would have been adjusted to the growth level of 1H12, EBITDA organic growth would have been 17% YoY.

•

EBITDA margin reached 48.1% in 4Q12 up 7.3 p.p. over 4Q11, due to strong performance in Uzbekistan and cost measures undertaken as part of the ongoing Operational Excellence programs in all CIS countries.

•

In 4Q12 CAPEX was USD 128 million, bringing FY 2012 CAPEX/Revenues to 22%. The Company’s main investment projects, focused on data development, are on schedule and network expansion continues to support both traffic and revenue growth.

KAZAKHSTAN

The market in Kazakhstan remained highly competitive and VimpelCom is transitioning its subscriber base to bundled tariff plans, causing a temporary negative impact on revenues. This negative impact is expected to continue in the coming quarters, but improvements in revenue dynamics are expected to be visible after the transition is completed, as a result of upselling of the subscriber base. Revenues in Kazakhstan increased by 2% YoY organically in 4Q12, driven by a 2% YoY growth of mobile service revenues and a 54% YoY increase in fixed-line revenues. Mobile data revenues showed strong growth of 40% YoY in 4Q12, as a result of the Company´s focus on increasing data usage for small screens, causing data revenue growth for smartphones to grow by 50% YoY. EBITDA grew 8% YoY and EBITDA margin improved 2.6 p.p. to 46.2%, supported by cost control measures as part of the Operational Excellence program.

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

UZBEKISTAN

In Uzbekistan, VimpelCom continued to strengthen its market position substantially in 4Q12 after the closure of a competitor´s network. Revenue was up 99% YoY in local currency, supported by a 60% YoY increase of the subscriber base as well as 26% YoY ARPU increase as a result of the growth of high value subscribers and increasing mobile data revenues. EBITDA grew 192% YoY and EBITDA margin was 60.3%, a sharp increase from 41.0% in 4Q11. These results were supported by exceptional revenue growth, positively driven by the competitor’s network closure, and control of structural OPEX. The main focus of management in Uzbekistan is to sustain quality of service and further improve network capacity.

ARMENIA

Revenues in Armenia declined organically by 10% YoY in 4Q12, primarily due to stagnating fixed voice as a result of fixed to mobile convergence and a lower level of terminated traffic revenues in the fixed-line segment.

VimpelCom Ltd. 4Q 2012	16

The mobile segment faces strong competition and revenues were impacted by a slowdown in mobile interconnect, while at the same time mobile data revenues showed an increase of 29% YoY. EBITDA declined 13% YoY and EBITDA margin declined 1.1 p.p. to 39.5%.

KYRGYZSTAN

Kyrgyzstan continued to show positive dynamics in revenue and EBITDA growth. In local currency, revenues grew 15% YoY, supported by subscriber base growth of 5% YoY and ARPU growth of 10% YoY. EBITDA grew organically by 23% YoY due to structural OPEX decline, resulting in an increased EBITDA margin in local currency of 58.3%. Mobile broadband subscriber growth of 16% YoY coupled with the increase in mobile data usage resulted in significant mobile data revenue growth, up 63% YoY.

TAJIKISTAN

In Tajikistan, revenues increased organically by 14% YoY in 4Q12, while EBITDA increased by 19% YoY, leading to a 1.8 p.p. increase in EBITDA margin to 45.9%. VimpelCom maintained its market position by growing its subscriber base by 17% YoY in 4Q12. Data revenue grew strongly by 63% supported by an 11% increase in mobile broadband subscribers, in line with increasing usage of mobile data services.

GEORGIA

Georgia continued to deliver strong results in 4Q12, with subscriber base growth of 16%, revenue growth of 19% and a 52% increase in EBITDA YoY in local currency. EBITDA margin increased 6.3 p.p. YoY to 28.9% due to structural OPEX control measures and focus on efficiency improvement. The Company was able to further strengthen its market position in 4Q12.

CIS* KEY INDICATORS
USD mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	488	419	16%	1,755	1,589	10%
Total operating expenditures	253	248	2%	943	886	6%
EBITDA	235	171	37%	813	703	16%
EBITDA margin	48.1%	40.8%		46.3%	44.3%
CAPEX	128	241	-47%	384	626	-39%
CAPEX / revenues	26%	58%		22%	39%

Mobile
Mobile subscribers (‘000)	24,167	19,703	23%
- of which mobile broadband (‘000)	11,967	9,287	29%
Fixed-line
Fixed-line broadband subscribers (‘000)	326	212	54%
Fixed-line broadband revenues	13	9	46%	34	30	15%

* CIS operations include operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan, and Georgia.

For details per country unit please see Attachment B

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN

KZT mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	32,055	31,566	2%	123,665	120,672	2%
EBITDA	14,822	13,749	8%	58,811	57,708	2%
EBITDA margin	46.2%	43.6%		47.6%	47.8%
UZBEKISTAN
USD mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Total operating revenues	158	80	99%	463	277	67%
EBITDA	95	33	193%	253	122	107%
EBITDA margin	60.3%	41.0%		54.6%	44.1%

VimpelCom Ltd. 4Q 2012	17

CONFERENCE CALL INFORMATION

On March 6, 2013, the Company will host an analyst & investor conference call on its fourth quarter 2012 results. The call and slide presentation may be accessed at http://www.vimpelcom.com

2:30 pm CET investor and analyst conference call

US call-in number:	+1 877 616-4476
International call-in number:	+1 402 875-4763

The conference call replay and the slide presentations webcast will be available until March 13, 2013. The slide presentation will also be available for download on the Company’s website.

Investor and analyst call replay
US Replay number:	+1 855 859-2056
Confirmation code :	11312009

International replay:	+1 404 537-3406
Confirmation code :	11312009

CONTACT INFORMATION

INVESTOR RELATIONS

Gerbrand Nijman

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Remco Vergeer

Investor_Relations@vimpelcom.com

Tel: +31 20 79 77 200 (Amsterdam)

Stefano Songini

ir@mail.wind.it

Tel +39 06 83111 (Rome)

Mamdouh Abd Elwahab

otinvestorrelations@otelecom.com

Tel: +202 2461 5050 / 51 (Cairo)

MEDIA AND PUBLIC RELATIONS Bobby Leach pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

VimpelCom Ltd. 4Q 2012	18

DISCLAIMER

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the Company’s strategy, development plans and anticipated performance, including the Company’s Value Agenda objectives, CAPEX projections, cost optimization plans, expected cash flow improvements, intentions regarding its interest in WIND Mobile in Canada, expectations regarding negotiations with the Algerian Government and anticipated dividends. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. Future dividend payments are subject to Supervisory Board approval and there can be no assurance as to the timing and amount of such payments. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

ABOUT VIMPELCOM LTD

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 780 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2012 VimpelCom had 214 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com

VimpelCom Ltd. 4Q 2012	19

CONTENT OF THE ATTACHMENT TABLES

Attachment A	VimpelCom Ltd Financial Statements	21

Attachment B	Country units key indicators CIS and Africa & Asia	25

Attachment C	Reconciliation Tables	28
	Average Rates of Functional Currencies to USD

Attachment D	Wind Telecomunicazioni group condensed financial statement of income	30

Attachment E	Definitions	31

For more information on financial and operating data for specific countries, please refer to the supplementary file Factbook4Q2012.xls on our website at http://vimpelcom.com/ir/financials/results.wbp

VimpelCom Ltd. 4Q 2012	20

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (ACTUAL)

USD (millions)	Actual Three months ended December 31		Actual Full Year
	2012	2011	2012	2011

Operating revenues
Service revenues	5,605	5,594	22,122	19,579
Sales of equipment and accessories	234	190	677	516
Other revenues	111	105	262	167

Total operating revenues	5,950	5,889	23,061	20,262

Operating expenses
Service costs	1,762	1,440	5,439	4,962
Cost of equipment and accessories	241	254	693	663
Selling, general and administrative expenses	1,501	1,968	7,161	6,381
Depreciation	758	790	2,926	2,726
Amortization	519	664	2,080	2,059
Impairment of GWMC*	328	-	328	-
Impairment loss	58	527	58	527
Loss on disposals of non-current assets	74	32	205	90

Total operating expenses	5,241	5,675	18,890	17,408

Operating profit	709	214	4,171	2,854

Finance costs	522	501	2,029	1,587
Finance income	(38)	(34)	(154)	(120)
Revaluation of previously held interest in Euroset	(606)	-	(606)	-
Other non-operating losses	44	152	75	308
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(7)	35	9	35
Net foreign exchange loss/(gain)	30	119	(70)	190

Profit/(loss) before tax	764	(559)	2,888	854

Income tax expense	195	101	906	585

Profit/(loss) for the year from continuing operations	569	(660)	1,982	269

Profit/(loss) for the period	569	(660)	1,982	269

Attributable to:
The owners of the parent	801	(381)	2,145	543
Non-controlling interest	(232)	(279)	(163)	(274)

	569	(660)	1,982	269

Earnings/loss per share
Basic, profit for the year attributable to ordinary equity holders of the parent	$0.49	-$0.24	$1.33	$0.36
Diluted, profit for the year attributable to ordinary equity holders of the parent	$0.49	-$0.24	$1.32	$0.36

* Globalive Wireless Management Company

VimpelCom Ltd. 4Q 2012	21

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (PRO-FORMA)

USD (millions)	Pro-forma Three months ended December 31		Pro-forma Full Year
	2012	2011	2012	2011

Operating revenues
Service revenues	5,605	5,594	22,122	22,794
Sales of equipment and accessories	234	190	677	516
Other revenues	111	105	262	167

Total operating revenues	5,950	5,889	23,061	23,477

Operating expenses
Service costs	1,762	1,440	5,439	5,693
Cost of equipment and accessories	241	254	693	771
Selling, general and administrative expenses	1,501	1,968	7,161	7,488
Depreciation	758	790	2,926	3,094
Amortization	519	664	2,080	2,663
Impairment of GWMC*	328	-	328	-
Impairment loss	58	527	58	504
Loss on disposals of non-current assets	74	32	205	89

Total operating expenses	5,241	5,675	18,890	20,302

Operating profit	709	214	4,171	3,175

Finance costs	522	501	2,029	2,010
Finance income	(38)	(34)	(154)	(160)
Revaluation of previously held interest in Euroset	(606)	-	(606)	-
Other non-operating losses	44	152	75	323
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	(7)	35	9	69
Net foreign exchange loss/(gain)	30	119	(70)	94

Profit/(loss) before tax	764	(559)	2,888	839

Income tax expense	195	101	906	650

Profit/(loss) for the year from continuing operations	569	(660)	1,982	189

Profit/(loss) for the period	569	(660)	1,982	189

Attributable to:
The owners of the parent	801	(381)	2,145	525
Non-controlling interest	(232)	(279)	(163)	(336)

	569	(660)	1,982	189

Earnings/loss per share
Basic, profit for the year attributable to ordinary equity holders of the parent	$0.49	-$0.24	$1.33	$0.32
Diluted, profit for the year attributable to ordinary equity holders of the parent	$0.49	-$0.24	$1.32	$0.32

* Globalive Wireless Management Company

VimpelCom Ltd. 4Q 2012	22

ATTACHMENT A: VIMPELCOM LTD INTERIM FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

USD (millions)	31 December 2012, audited	31 December 2011, audited

Assets
Non-current assets
Property and equipment	15,666	15,165
Intangible assets	10,601	11,825
Goodwill	16,964	16,776
Investments in associates and joint ventures	1,168	388
Deferred tax asset	312	386
Financial assets	1,091	1,536
Other non-financial assets	18	92

Total non-current assets	45,820	46,168

Current assets
Inventories	167	227
Trade and other receivables	2,495	2,711
Other non-financial assets	1,290	1,320
Current income tax asset	292	293
Other financial assets	270	345
Cash and cash equivalents	4,949	2,325

Total current assets	9,463	7,221

Assets classified as held for sale	77	650

Total assets	55,360	54,039

Equity and liabilities
Equity
Equity attributable to equity owners of the parent	14,869	14,037
Non-controlling interests	503	865

Total equity	15,372	14,902

Non-current liabilities
Financial liabilities	25,955	25,724
Provisions	548	402
Other non-financial liabilities	410	442
Deferred tax liability	1,416	1,624

Total non-current liabilities	28,329	28,192

Current liabilities
Trade and other payables	4,585	4,566
Dividend payables	1,274	-
Other non-financial liabilities	2,243	2,030
Other financial liabilities	3,126	3,118
Current income tax payable	202	399
Provisions	192	182

Total current liabilities	11,622	10,295

Liabilities associated with assets held for sale	37	650

Total equity and liabilities	55,360	54,039

VimpelCom Ltd. 4Q 2012	23

ATTACHMENT A: VIMPELCOM LTD FINANCIAL STATEMENTS

VIMPELCOM LTD UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

USD (millions)	2012	2011

Operating activities
Profit after tax	2,093	269
Tax expense	866	585

Profit before tax	2,959	854

Non-cash adjustment to reconcile profit before tax to net cash flows:
Depreciation	2,926	2,726
Amortization	2,080	2,059
Impairment of GWMC	328	-
Impairment loss	37	527
Loss on disposals of non-current assets	205	90
Finance income	(154)	(120)
Finance costs	2,029	1,587
Revaluation of previously held interest in Euroset	(658)	-
Other non-operating losses/(gains)	77	308
Net foreign exchange (gain)/ loss	(70)	190
Shares of loss/(profit) of associates and joint ventures accounted for using the equity method	9	35
Movements in provisions and pensions	36	(25)

Cash from operations	9,804	8,231

Working capital adjustments:
Change in trade and other receivables and prepayments	10	(176)
Change in inventories	14	(69)
Change in trade and other payables	421	332
Interest paid	(2,144)	(1,528)
Interest received	383	106
Income tax paid	(1,231)	(790)

Net cash flows from operating activities	7,257	6,106

Investing activities
Proceeds from sale of property, plant and equipment and intangible assets	42	34
Purchase of property, plant and equipment and intangible assets	(3,886)	(6,260)
Payments of loans granted	(189)	(118)
Receipts/(payments) from deposits	107	212
Receipts from/(investments in) associates	(2)	25
Divested cash net of proceeds from sale of shares in subsidiaries	(75)	-
Receipt of dividends	8	-
Acquisition of subsidiaries, net of cash acquired	(13)	(838)

Net cash flows used in investing activities	(4,008)	(6,945)

Financing activities
Net proceeds from exercise of share options	-	5
Acquisition of non-controlling interest	(9)	-
Proceeds from borrowings net of fees paid	3,094	10,389
Repayment of borrowings	(3,650)	(6,581)
Purchase of treasury shares	-	(1)
Proceeds from sale of treasury stock	3	-
Dividends paid to equity holders of the parent	-	(1,216)
Dividends paid to non-controlling interests	(25)	(13)

Net cash flows used in financing activities	(587)	2,583

Net increase in cash and cash equivalents	2,662	1,744
Net foreign exchange difference	(38)	(304)
Cash and cash equivalents at beginning of period	2,325	885

Cash and cash equivalents at end of period	4,949	2,325

VimpelCom Ltd. 4Q 2012	24

ATTACHMENT B: COUNTRY UNITS KEY INDICATORS

AFRICA & ASIA BUSINESS UNIT: COUNTRY DETAIL

ALGERIA

DZD bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	37.0	33.9	9%	143.3	135.6	6%
EBITDA	21.8	20.1	8%	85.2	80.4	6%
EBITDA margin	58.9%	59.5%		59.4%	59.3%
CAPEX (USD mln)	30	21	45%	47	40	18%
CAPEX / revenues (USD)	5%	5%		2%	2%

Mobile
Subscribers (‘000)	17,846	16,595	8%
ARPU (DZD)	674	673	0%
MOU (min)	254	278	-9%

PAKISTAN
PKR bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	27.2	25.0	9%	105.8	97.9	8%
EBITDA	11.7	10.4	13%	45.6	40.0	14%
EBITDA margin	43.0%	41.7%		43.1%	40.9%
CAPEX (USD mln)	89.2	109.7	-19%	172.7	261.2	-34%
CAPEX / revenues (USD)	32%	38%		15%	23%

Mobile
Subscribers (‘000)	36,141	34,214	6%
ARPU (PKR)	243	235	3%
MOU (min)	215	209	3%

BANGLADESH
BDT bln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	11.2	9.9	13%	45.4	37.9	20%
EBITDA	4.2	2.1	104%	15.7	12.5	26%
EBITDA margin	37.4%	20.8%		34.7%	33.0%
CAPEX (USD mln)	43.2	336.8	-87%	116.4	428.2	-73%
CAPEX / revenues (USD)	31%	261%		21%	84%

Mobile
Subscribers (‘000)	25,883	23,754	9%
ARPU (BDT)	138	140	-1%
MOU (min)	191	207	-8%

SUB SAHARAN AFRICA (TELECEL GLOBE)
USD mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	23	24	-3%	91	94	-3%
EBITDA	7.0	(5.1)	n.m.	33.3	7.9	322%
EBITDA margin	27%	n.a		34%	8%

Mobile
Subscribers (‘000)	4,464	3,140	42%

SEA (CONSOLIDATED)
USD mln
	4Q12	4Q11	YoY	FY12	FY11	YoY
Revenues	13	23.5	-45%	60.8	68.7	-12%
EBITDA	0	(19.7)	n.m.	(9.7)	(75.5)	n.m.
EBITDA margin	2%	n.a.		n.a.	n.a.

Mobile
Subscribers (‘000)	915	1,418	-35%

VimpelCom Ltd. 4Q 2012	25

CIS BUSINESS UNIT: COUNTRY DETAIL

KAZAKHSTAN KZT mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	32,055	31,566	2%	123,665	120,672	2%
EBITDA	14,822	13,749	8%	58,814	57,708	2%
EBITDA margin	46.2%	43.6%		47.6%	47.8%
CAPEX (USD mln)	57	99	-42%	166	264	-37%
CAPEX / revenues (USD)	27%	47%		20%	32%

Mobile
Subscribers (‘000)	8,589	8,409	2%
ARPU (KZT)	1,156	1,161	-0.4%
MOU (min)	237	165	44%

ARMENIA AMD mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	15,706	17,498	-10%	63,441	70,541	-10%
EBITDA	6,202	7,108	-13%	25,257	27,038	-7%
EBITDA margin	39.5%	40.6%		39.8%	38.3%
CAPEX (USD mln)	3	7	-50%	15	30	-50%
CAPEX / revenues (USD)	9%	14%		10%	16%

Mobile
Subscribers (‘000)	800	765	5%
ARPU (AMD)	2,678	2,887	-7%
MOU (min)	273	261	5%

UZBEKISTAN USD mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	158	80	99%	463	277	67%
EBITDA	95	33	193%	253	122	107%
EBITDA margin	60.3%	41.0%		54.6%	44.1%
CAPEX (USD mln)	43	85	-50%	137	219	-37%
CAPEX / revenues (USD)	27%	107%		30%	79%

Mobile
Subscribers (‘000)	10,194	6,361	60%
ARPU (USD)	5.3	4	26%
MOU (min)	516	458	13%

TAJIKISTAN USD mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	29	25	14%	107	101	6%
EBITDA	13	11	19%	51	48	8%
EBITDA margin	45.9%	44.1%		47.9%	47.2%
CAPEX (USD mln)	6	14	-58%	20	29	-29%
CAPEX / revenues (USD)	20%	54%		19%	29%

Mobile
Subscribers (‘000)	1,132	965	17%
ARPU (USD)	8.9	8	7%
MOU (min)	256	229	12%

VimpelCom Ltd. 4Q 2012	26

GEORGIA GEL mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	35	29	19%	129	106	22%
EBITDA	10	7	52%	35	25	42%
EBITDA margin	28.9%	22.6%		27.3%	23.4%
CAPEX (USD mln)	3	14	-76%	13	39	-68%
CAPEX / revenues (USD)	16%	80%		16%	63%

Mobile
Subscribers (‘000)	969	833	16%
ARPU (GEL)	10.9	11	-1%
MOU (min)	244	217	12%

KYRGYZSTAN
KGS mln
	4Q12	4Q11	YoY	YTD12	YTD11	YoY
Net operating revenues	2,009	1,753	15%	7,582	6,531	16%
EBITDA	1,171	954	23%	4,266	3,567	20%
EBITDA margin	58.3%	54.4%		56.3%	54.6%
CAPEX (USD mln)	15	21	-29%	31	44	-29%
CAPEX / revenues (USD)	35%	55%		19%	31%

Mobile
Subscribers (‘000)	2,482	2,371	5%
ARPU (KGS)	269.9	245	10%
MOU (min)	253	292	-14%

VimpelCom Ltd. 4Q 2012	27

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM*(PRO FORMA)

USD mln
	4Q12 (unaudited)	4Q11 (unaudited)	YTD12 (audited)	YTD11 (unaudited)

EBITDA	2,446	2,227	9,768	9,525

Depreciation	(758)	(790)	(2,926)	(3,094)
Amortization	(519)	(664)	(2,080)	(2,663)
Impaiment of GWMC**	(328)	-	(328)	-
Impairment loss	(37)	(527)	(58)	(504)
Loss on disposals of non-current assets	(74)	(32)	(205)	(89)

EBIT	709	214	4,171	3,175

Financial Income and Expenses	(484)	(467)	(1,875)	(1,850)
- including finance income	38	34	154	160
- including finance costs	(522)	(501)	(2,029)	(2,010)

Net foreign exchange (loss)/gain and others	589	(306)	592	(486)
- including revaluation of previously held interest in Euroset	606	-	606	-
- including Other non-operating (losses)/gains	(44)	(152)	(75)	(323)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	7	(35)	(9)	(69)
- including Net foreign exchange (loss)/gain	(30)	(119)	70	(94)

Profit before tax	764	(559)	2,888	839

Income tax expense	(195)	(101)	(906)	(650)

Profit for the period	569	(660)	1,982	189

Profit for the period attributable to non-controlling interest	(232)	(279)	(163)	(336)

Net income	801	(381)	2,145	525

*See also the supplementary file FactbookQ42012.xls on our website at

http://vimpelcom.com/ir/financials/results.wbp

**Globalive Wireless Management Company

VimpelCom Ltd. 4Q 2012	28

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF CONSOLIDATED EBITDA OF VIMPELCOM* (ACTUAL)

USD mln
	4Q12 (unaudited)	4Q11 (unaudited)	YTD12 (audited)	YTD11 (audited)
EBITDA	2,446	2,227	9,768	8,256

Depreciation	(758)	(790)	(2,926)	(2,726)

Amortization	(519)	(664)	(2,080)	(2,059)

Impaiment of GWMC**	(328)	-	(328)	-

Impairment loss	(37)	(527)	(58)	(527)

Loss on disposals of non-current assets	(74)	(32)	(205)	(90)

EBIT	709	214	4,171	2,854

Financial Income and Expenses	(484)	(467)	(1,875)	(1,467)
- including finance income	38	34	154	120
- including finance costs	(522)	(501)	(2,029)	(1,587)
Net foreign exchange (loss)/gain and others	539	(306)	592	(533)
- including revaluation of previously held interest in Euroset	606	-	606	-
- including Other non-operating (losses)/gains	(44)	(152)	(75)	(308)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method	7	(35)	(9)	(35)
- including Net foreign exchange (loss)/gain	(30)	(119)	70	(190)

EBT	764	(559)	2,888	854

Income tax expense	(195)	(101)	(906)	(585)

Profit/(loss) for the year	569	(660)	1,982	269

(Profit)/loss for the year attributable to non-controlling interest	(232)	(279)	(163)	274

Profit for the year attributable to the owners of the parent	801	(381)	2,145	543

* See also the supplementary file FactbookQ42012.xls on our website at

http://vimpelcom.com/ir/financials/results.wbp

**Globalive Wireless Management Company

VimpelCom Ltd. 4Q 2012	29

ATTACHMENT C: RECONCILIATION TABLES

RECONCILIATION OF VIMPELCOM CONSOLIDATED NET DEBT (ACTUAL)

USD mln	1Q12	2Q12	3Q12	4Q12
Net debt	24,339	23,067	22,681	21,971
Cash and cash equivalents	4,033	2,883	3,241	4,949
Long - term and short-term deposits	219	609	715	67
Gross debt	28,591	26,559	26,637	26,987
Interest accrued related to financial liabilities	450	558	451	536
Fair value adjustment	148	228	28	-
Unamortised fair value adjustment under acquisition method of accounting	909	841	817	794
Other unamortised adjustments to financial liabilities (fees, discounts etc.)	(103)	(147)	69	73
Derivatives not designated as hedges	403	415	429	453
Derivatives designated as hedges	173	157	178	237
Total other financial liabilities	30,570	28,611	28,609	29,080

AVERAGE AND CLOSING RATES OF FUNCTIONAL CURRENCIES TO USD*

	Average rates			Closing rates
	FY12	FY11	YoY	FY12	FY11	Delta
Russian Ruble	31.09	29.39	-5.5%	30.37	32.20	6.0%
Euro	0.78	0.72	-7.5%	0.76	0.77	1.6%
Algerian Dinar	77.84	72.93	-6.3%	78.94	75.33	-4.6%
Pakistan Rupee	93.40	86.33	-7.6%	97.14	89.95	-7.4%
Bangladeshi Taka	81.84	74.07	-9.5%	79.78	81.83	2.6%
Ukrainian Hryvnia	7.99	7.97	-0.3%	7.99	7.99	0.0%
Kazakh Tenge	149.11	146.62	-1.7%	150.74	148.40	-1.6%
Armenian Dram	401.76	372.44	-7.3%	403.58	385.77	-4.4%
Kyrgyz Som	47.01	46.14	-1.9%	47.40	46.48	-1.9%

  *Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

ATTACHMENT D: WIND TELECOMUNICAZIONI GROUP CONDENSED STATEMENTS OF INCOME

EUR mln	FY 12	FY 11
Revenues	5,262	5,431
Other revenues	165	139
Total Revenues	5,427	5,570
EBITDA	2,063	2,120
D&A	(1,147)	(1,068)
EBIT	916	1,052
Financial Income and expenses	(875)	(934)
EBT	40	118
Income Tax	(164)	(278)
Profit/(Loss) from discontinued operations	-	6
Net income	(124)	(154)

VimpelCom Ltd. 4Q 2012	30

ATTACHMENT E: DEFINITIONS

ARPU (Monthly Average Revenue per User) is calculated by dividing service revenue during the relevant period, including revenue from voice-, roaming-, interconnect-, and value added services (including mobile data, SMS, MMS), but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of subscribers during the period and dividing by the number of months in that period. For Business Unit Africa & Asia (except SEA) visitors roaming revenue is excluded from service revenues.

Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access via WiFi and USB modems using 3G/HSDPA technologies. Italian subsidiary measures broadband subscribers based on the number of active contracts signed. Russian Business Unit includes IPTV activities.

Capital expenditures (CAPEX), purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

EBIT is a non-U.S. GAAP measure and is calculated as EBITDA plus depreciation, amortization and impairment loss. Our management uses EBIT as a supplemental performance measure and believes that it provides useful information of earnings of the Company before making accruals for financial income and expenses and Net foreign exchange (loss)/gain and others. Reconciliation of EBIT to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA is a non-U.S. GAAP financial measure. EBITDA is defined as earnings before interest, tax, depreciation and amortization. VimpelCom calculates EBITDA as operating income before depreciation, amortization and impairment loss and includes certain non-operating losses and gains mainly represented by litigation provisions for all of its Business Units except for its Russia Business Unit. The Russia Business Unit’s EBITDA is calculated as operating income before depreciation and amortization. EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under U.S. GAAP. Historically our management used OIBDA (defined as operating income before depreciation, amortization and impairment losses) instead of EBITDA. Following the acquisition of Wind Telecom, our management concluded that EBITDA is a more appropriate measure because it is more widely used amongst European-based analysts and investors to assess the performance of an entity and compare it with other market players. Our management uses EBITDA and EBITDA margin as supplemental performance measures and believes that EBITDA and EBITDA margin provide useful information to investors because they are indicators of the strength and performance of the Company’s business operations, including its ability to fund discretionary spending, such as capital expenditures, acquisitions and other investments, as well as indicating its ability to incur and service debt. In addition, the components of EBITDA include the key revenue and expense items for which the Company’s operating managers are responsible and upon which their performance is evaluated. EBITDA also assists management and investors by increasing the comparability of the Company’s performance against the performance of other telecommunications companies that provide EBITDA information. This increased comparability is achieved by excluding the potentially inconsistent effects between periods or companies of depreciation, amortization and impairment losses, which items may significantly affect operating income between periods. However, our EBITDA results may not be directly comparable to other companies’ reported EBITDA results due to variances and adjustments in the components of EBITDA (including our calculation of EBITDA) or calculation measures. Additionally, a limitation of EBITDA’s use as a performance measure is that it does not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues or the need to replace capital equipment over time. Reconciliation of EBITDA to net income attributable to VimpelCom Ltd., the most directly comparable U.S. GAAP financial measure, is presented above.

EBITDA margin is calculated as EBITDA divided by net operating revenues, expressed as a percentage.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

LLU (local loop unbundling), in Italy, this is the regulatory process of allowing multiple telecommunications operators to use connections from Telecom Italia’s local exchanges to the customer’s premises.

MNP (Mobile number portability) is a facility provided by telecommunications operators which enables customers to keep their telephone numbers when they change operators.

VimpelCom Ltd. 4Q 2012	31

Mobile subscribers are SIM-cards registered in the system as of a measurement date, users of which generated revenue at any time during the three months prior to the measurement date. This includes revenue coming from any incoming and outgoing calls, subscription fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes SIM-cards for use of mobile Internet service via USB modems and subscribers for WiFi. The number for Italy is based on SIM-cards, users of which generated revenue at any time during the twelve months prior to the measurement date. For the purpose of this earnings release, we include all subscribers of Zimbabwe, which is accounted for as investment at cost, into Business Unit Africa & Asia and subscribers of all our Canada equity investee into Business Unit Europe and North America, both of which are included into total subscribers of VimpelCom.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of interest bearing long-term debt and short-term debt minus cash and cash equivalents, long-term and short-term deposits and fair value hedge. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent and long-term and short-term deposits. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Net foreign exchange (loss)/gain and others represents the sum of Net foreign exchange (loss)/gain, Equity in net (loss)/gain of associates and Other (expense)/income, net (primarily losses from derivative instruments), and is adjusted for certain non-operating losses and gains mainly represented by litigation provisions. Our management uses Net foreign exchange (loss)/gain and others as a supplemental performance measure and believes that it provides useful information about the impact of our debt denominated in foreign currencies on our results of operations due to fluctuations in exchange rates, the performance of our equity investees and other losses and gains the Company needs to manage to run the business.

Organic growth Revenue and EBITDA are non-U.S. GAAP financial measures that reflect changes in Revenue and EBITDA excluding foreign currency movements and other factors, such as business under liquidation, disposals, mergers and acquisitions. We believe investors should consider these measures as they are more indicative of our ongoing performance and management uses these measures to evaluate the Company’s operational results and trends.

Reportable segments, the Company identified Russia, Europe and North America, Africa & Asia, CIS and Ukraine based on the business activities in different geographical areas. Although Georgia is no longer a member of the CIS, consistent with VimpelCom’s historic reporting practice VimpelCom continues to include Georgia in its CIS reporting segment. Intersegment revenues are eliminated in consolidation.

VimpelCom Ltd. 4Q 2012	32

1 4Q 2012 Presentation Amsterdam, March 6, 2013 Jo Lunder - CEO Henk van Dalen - CFO

2
Disclaimer
This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the
Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to the Company's strategy, development plans and anticipated performance, including the Company’s
Value Agenda objectives, CAPEX projections, cost optimization plans, intentions regarding its interest in
WIND Mobile in Canada and expectations regarding negotiations with the Algerian Government. The forward-looking statements included in this presentation are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in our markets, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in our markets and/or litigation with third parties. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the Company. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the
year ended December 31, 2011 filed with the U.S. Securities and Exchange Commission (the “SEC”)
and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

3
Continued delivery on strategy
Profitable growth and strong cash flows in 4Q12
*   Comparisons with 4Q11
** Excl. MTR reduction in Italy approx. 5% organic revenue growth and EBITDA approx. 14%
Revenues
*
(USD billion)
6.0
(+3% organic)
**
EBITDA
*
(USD billion)
2.4
(+13% organic)
**
EBITDA margin
*
(%)
41.1
(+3.3 p.p.)
Net income
*
(USD million)
801
(-381 in 4Q11)
Total mobile subscriber
Base
*
(million)
214
(+5%)
Net cash from operating
activities
2.3
(+24%)
•
Solid performance in all Business Units
•
Double digit organic EBITDA growth in Russia, Africa & Asia
and CIS
•
Positive operational developments continued in Russia
•
Continued market outperformance in Italy
•
Successful transition to bundled offerings in Ukraine
•
Strong subscriber growth in Africa & Asia
•
Net Income increased substantially
Highlights:
(USD billion)

4
Successful execution of the Value Agenda in 2012
*   Comparisons with FY11 Pro Forma
** Excl. MTR reduction in Italy approx. 6% organic revenue growth and EBITDA approx. 10%
Revenues
*
(USD billion)
23.1
(+4% organic)
**
EBITDA
*
(USD billion)
9.8
(+8% organic)
**
EBITDA margin
*
(%)
42.4
(+1.8 p.p.)
Net income
*
(USD billion)
2.1
(0.5 for FY11)
Net cash from operating
activities
7.3
(+19%)
•
Revenue and EBITDA organic growth in line with the Value
Agenda medium-term objectives
•
Solid operational performance in all Business Units
•
Turn-around in Russia with operational excellence program
delivering more than double of targeted RUB 5 billion in
annualized savings
•
Substantial increase in Net Income
•
Net cash from operating activities increased 19% YoY
Highlights:
(USD billion)

5
Key Developments
•
Enhanced Value Agenda 2013-2015 announced; medium-term
objectives:
Revenue and EBITDA CAGR around mid-single digit
Net Debt/EBITDA below 2x in 2015
CAPEX
*
/Revenues below 15% in 2015
•
Successful issuance of USD 2.0 billion Eurobonds for debt
refinancing
•
AGM elected new Supervisory Board
•
Acquisition of 0.1% in Euroset, increasing total stake to 50.0%
•
Paid final dividend 2011 and interim dividend 2012 of in total USD
1.3 billion
•
Negotiations progressing with the Algerian Government
* CAPEX excluding licenses

6 Business Units Performance

71.0
67.0
70.3
74.5
73.6
12.0
11.4
12.3
12.6
12.1
59.0
55.6
57.9
61.8
61.6
4Q11
1Q12
2Q12
3Q12
4Q12

26.4
27.7
30.3
32.2
30.4
37.1%
41.3%
43.1%
43.2%
41.3%
4Q11
1Q12
2Q12
3Q12
4Q12

59.8
50.7
22%
18%
FY11
FY12

© VimpelCom Ltd 2013

7
Revenues
(RUB billion)
+4% YoY +15% YoY
CAPEX CAPEX / Revenue
CAPEX
*
(RUB billion)
Highlights:
•
Positive operational trend of previous quarters continued in 4Q12
•
Revenue growth of 4% YoY, supported by 37% increase YoY in mobile data revenues
•
EBITDA increase of 15% YoY leading to EBITDA margin growth of 4.2 p.p. YoY to 41.3%
Comparison over 4Q11 favorably impacted by one-off charges including provision for HR costs and inventory write-offs
•
Operational Excellence program delivered more than double of targeted RUB 5 billion annualized savings
* CAPEX excluding licenses
EBITDA EBITDA Margin
EBITDA and EBITDA Margin
(RUB billion)
Mobile Fixed-line
Russia Performance 4Q12: Positive operational development continued

© VimpelCom Ltd 2013

1,424
1,346
1,383
1,329
1,369
387
363
368
370
369
131
132
140
68
78
906
851
875
891
922
4Q11
1Q12
2Q12
3Q12
4Q12

1.0
0.9
18%
17%
FY11
FY12

8
Italy Performance 4Q12: Continued relative outperformance
Revenues
(EUR million)
-4% YoY
Excluding MTR +2%YoY
EBITDA and EBITDA Margin
(EUR million)
-4% YoY
Excluding MTR +2%YoY
CAPEX
*
(EUR billion)
Highlights:
•
Continued relative outperformance of the market
•
Total revenues, excluding MTR impact, increasing 2% YoY
•
EBITDA margin increased 0.1 p.p. YoY to 37.5%; MTR cut partially offset by cost efficiency measures
•
EBITDA-CAPEX increased YoY in 4Q12 and FY12
•
Strong Data revenue growth: Mobile Internet up 37%, messaging up 6%, fixed broadband up 5%
•
55% share of mobile net additions driven by positive MNP inflow balance
*   CAPEX excluding licenses
Mobile revenues
(excluding Incoming)
Mobile Incoming
revenues
Fixed-line EBITDA EBITDA Margin CAPEX CAPEX / Revenue

922
927
953
904
937
4Q11
1Q12
2Q12
3Q12
4Q12

321
424
466
424
426
34.8%
45.7%
48.9%
46.9%
45.5%
4Q11
1Q12
2Q12
3Q12
4Q12

847
400
23%
11%
FY11
FY12

© VimpelCom Ltd 2013

VimpelCom

9
Africa & Asia
*
Performance 4Q12: Strong subscriber growth
Revenues
(USD million)
+2% YoY
Organic +11% YoY
EBITDA and EBITDA Margin
(USD million)
EBITDA EBITDA Margin
+33% YoY
Organic +36%
YoY
CAPEX
**
(USD million)
Highlights:
•
Revenues reached USD 937 million with an organic growth of 11% YoY
•
EBITDA increased to USD 426 million with an organic growth of 36% YoY
Comparison over 4Q11 favorably impacted by the doubling of the EBITDA in Bangladesh and one-off charges including provision for corporate contingent liabilities and costs associated with the demerger of OTMT
•
EBITDA margin of 45.5%, supported by operational excellence and cost saving initiatives
•
Subscriber base increased by 8% to more than 85 million
•
New regulation in Bangladesh regarding VoIP usage to impact revenues also in 2013
*   This segment includes our operations in Algeria, Pakistan, Bangladesh, Sub-Saharan Africa and South East Asia
** CAPEX excluding licenses
CAPEX CAPEX / Revenue

3.4
0.3
3.1
3.0
0.2
2.8
3.2
0.3
3.0
3.6
0.3
3.3
3.5
0.3
3.2
4Q11
1Q12
2Q12
3Q12
4Q12
Mobile
Fixed-line

1.7
1.6
1.6
1.8
1.8
50.3%
51.1%
50.2%
51.2%
52.5%
4Q11
1Q12
2Q12
3Q12
4Q12
EBITDA
EBITDA Margin

2.3
17%
1.8
14%
FY11
FY12
CAPEX
CAPEX / Revenue

© VimpelCom Ltd 2013

10
Ukraine Performance 4Q12: Successful migration to bundled offerings
Revenues
(UAH billion)
+4% YoY
EBITDA and EBITDA Margin
(UAH billion)
+9% YoY
CAPEX
*
(UAH billion)
Highlights:
•
Revenues increased 4% YoY to UAH 3.5 billion
•
Successful transition to mobile bundled tariff plans, leading to recovery in mobile revenues growth
•
EBITDA increased by 9% YoY to UAH 1.8 billion; EBITDA margin up 2.2 p.p. to 52.5%
•
Mobile subscriber base grew 5% YoY to 26.0 million; Fixed Broadband subscribers up 54% YoY to 613 thousand
* CAPEX excluding licenses
75% of subscribers on bundled plans EoY12

+16% YoY
Organic +21% YoY
419
39
380
378
36
342
411
39
372
478
38
440
488
38
449
4Q11
1Q12
2Q12
3Q12
4Q12
Mobile
Fixed-line

+37% YoY
Organic +45% YoY
171
161
182
234
235
40.8%
42.5%
44.3%
49.0%
48.1%
4Q11
1Q12
2Q12
3Q12
4Q12
EBITDA
EBITDA Margin

626
39%
384
22%
FY11
FY12
CAPEX
CAPEX / Revenue

© VimpelCom Ltd 2013

VimpelCom

11
CIS
*
Performance 4Q12: Profitable growth
Revenues
(USD million)
EBITDA and EBITDA Margin
(USD million)
CAPEX
**
(USD million)
Highlights:
•
Revenues and EBITDA organic growth of 21% and 45% YoY respectively
•
EBITDA of USD 235 million, with organic growth of 45% YoY
•
EBITDA margin of 48.1%
•
Mobile subscribers up 23% YoY to 24 million
•
Mobile broadband subscribers up 29% YoY to 12 million; Fixed Broadband subscriber base up 54% to 326 thousand
*
This segment includes our operations in Kazakhstan, Uzbekistan, Armenia, Kyrgyzstan, Tajikistan and Georgia
** CAPEX excluding licenses
***  Adjusting the growth in Uzbekistan to the level of 1H12
Underlying
***
revenue and EBITDA organic growth in 4Q12 would have been 9% and 17% YoY respectively

12 Financial Highlights Henk van Dalen CFO

13
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
4% 0% 4% 15% 1% 16%
Europe &
NA
-4% -4% -8% -4% -2% -6%
Africa &
Asia
11% -9% 2% 36% -3% 33%
Ukraine
4% 0% 4% 9% 0% 9%
CIS
21% -5% 16% 45% -8% 37%
Total
3% -2% 1% 13% -3% 10%
4Q12 Financial Performance: Strong profitable growth
GROUP
(USD million) 4Q12 4Q11 YoY
Revenues
5,950 5,889 1%
EBITDA
2,446 2,227 10%
Depreciation/
Amortization/
Other
(1,737) (2,013) -14%
EBIT
709 214 231%
Financial income /
expenses (484) (467)
4%
FX and Other
539 (306) n.m.
Profit before tax
764 (559) n.m.
Tax
(195) (101) 93%
Net income
801 (381) n.m.
•
Overall revenue growth on an organic basis was 3% YoY, with strong performance across most business units
•
Reported revenues increased by 1% YoY, mainly due to significant depreciation of local currencies against the USD
•
EBITDA increased 13% YoY organically; reported EBITDA increased by 10% YoY supported by operational excellence initiatives
•
EBIT up 231% YoY, positively affected by declining amortization pattern applied to intangible assets, partly offset by impairment of USD 328 mln related to Wind Mobile Canada, and low comparable base in 4Q11 which was negatively impacted by impairments of Vietnam and Cambodia
•
Profit before tax increased substantially as a result of EBIT and fair value adjustment of USD 606 million related to Euroset
•
Net foreign exchange loss was USD 30 million
•
Net income increased due to higher Profit before tax

14
FY12 Financial Performance in line with Value Agenda
CAPEX (Pro forma)
(USD billion)
CAPEX excl. license CAPEX excl. license/Revenue
• Revenues increased by 4% YoY organically
Strong performance across most business units
Reported revenue decreased 2% due to unfavorable FX
movements
• EBITDA increased by 8% YoY organically
Reported EBITDA growth was 3% impacted by unfavorable
FX movements
• Net Income increased substantially due to EBITDA growth,
positive impact from fair value adjustment of Euroset, lower impairment and lower amortization of intangible assets
BUSINESS UNITS
Revenue EBITDA
Organic
FX and
others
Reported Organic
FX and
others
Reported
Russia
7% -6% 1% 13% -6% 7%
Europe &
NA
-3% -7% -10% -3% -7% -10%
Africa & Asia
9% -9% 0% 15% -4% 11%
Ukraine
2% 0% 2% -1% -1% -2%
CIS
15% -5% 10% 22% -6% 16%
Total
4% -6% -2% 8% -5% 3%
GROUP
(USD million) FY12 FY11* YoY
Revenues
23,061 23,477 -2%
EBITDA
9,768 9,525 3%
Depreciation/
Amortization/
Other
(5,597) (6,350) -12%
EBIT
4,171 3,175 31%
Financial income /
expenses
(1,875) (1,850) 1%
FX and Other
592 (486) n.m.
Profit before tax
2,888 854 238%.
Tax
(906) (650) 39%
Net income
2,145 525 309%
*  FY11 is Pro forma
5.0
4.0
21%
17%
FY 11 FY 12

15
Main Non-Cash Items in EBIT and Net Income
(USD million) 4Q12 4Q11 FY 12 FY 11
EBIT
Impairment Canada
(328) - (328) -
Impairment Vietnam and Cambodia
- (527) - (527)
HR provision and write-off in Russia
- (30) - (30)
Declining amortization schedule applied to intangible
assets as part of the Wind Telecom amortization
(228) (332) (912) (1,328)
Net Income
Euroset fair value adjustment
606 - 606 -
Fair value adjustment of embedded derivatives and
other fair value adjustments
- (139) - (332)

16
Key Components
LTM stands for “last twelve months” to reporting date.
Net Cash Flow From Operating Activities, Actual
(USD billion)
Debt, Cash and Ratios: Solid financial position
(USD million)
Dec 31,
2012
Cash, Cash Equivalents and
deposits
5,016
Total Assets
55,360
Gross Debt
26,987
-Short-term 2,639
-Long-term
24,348
Shareholders' equity
14,869
Gross Debt/Assets 0.5
Net Debt
21,971
Pro-forma annual EBITDA
9,768
Pro-forma ratios LTM 4Q12
*
Dec 31,
2012
Net Debt/ EBITDA 2.2
EBITDA/ Financial Income
5.2
and Expenses
Gross Debt/ EBITDA
2.8
Consolidated Cash and Net Debt Development
Actual 4Q 2012 (USD million)
Opening
gross debt
Opening
cash
& deposits
Opening
net debt
Net FX
effect
(Cash +
Debt)
Net
Interest
Other Cash tax
paid
Cash
CAPEX
Change in
working
capital
Cash flow
from
operations
Closing
net debt
Closing
cash
& deposits
Closing
gross debt
26,637
3,956
22,681
339
447   92
324
1,139   (605) (2,446)
21,971
5,016 26,987
1.9
1.6
1.35
2.0
2.3
6.1
7.3
4Q11 1Q12 2Q12 3Q12 4Q12 FY11 FY12

17
Well Balanced Debt Composition and Maturity Profile
Group Debt Maturity Schedule per December 2012
Debt Composition by Currency
*
Other information
*After effect of cross currency swaps
4Q12 3Q12
28%
49%
21%
3%
27%
49%
22%
3%
USD
EUR
RUB
Other
During 4Q12
Russia fully drew down the EKN facility of RUB 6.15 billion (USD 200 million) of  October 2012
Bilateral credit facility with China Development Bank USD 0.5 billion (undrawn)
Available headroom under committed revolving credit facilities per December 2012:
New Eurobonds of USD 2.0 billion
Wind
OTH
Vimpelcom / OJSC
2023
2013 2014 2015 2016 2017 2018 2019 2020 2021 2022
3.2
2.6
1.8
2.4
8.9
5.6
1.0
1.5
1.0
0.6
6.0
0.4
Proceeds Eurobonds used for repayment
EUR 300 million (USD 396 million) for Wind
RUB 15 billion (USD 494 million) for Russia
EUR 205 million (USD 270 million) and USD 225 million for VIP HQ
Issuance of USD 2 billion Eurobonds to refinance 2013/2014 maturities of OJSC “VimpelCom”
and general corporate purposes
2013

18 Conclusion Jo Lunder CEO

19
Delivering on the Value Agenda in 2012
•
Strong profitable organic growth YoY :
•
Solid operational performance across our operations
•
EBITDA margin expansion to 42.4%
•
Plans and resources in place to deliver on the Value Agenda in 2013
1Q12 2Q12 3Q12 4Q12 FY12
Revenues +6% +4% +3% +3% +4%
Revenues (excl. MTR cut in Italy) +7% +6% +5% +5% +6%
EBITDA +5% +8% +8% +13% +8%
EBITDA (excl. MTR cut in Italy) +6% +9% +9%
+14% +10%
EBITDA margin -0.6 pp +2.6 pp +1.8 pp +3.3 pp +1.8 pp

20 Q&A

21 Thank you!

22 www.vimpelcom.com For further information please contact Investor Relations Claude Debussylaan 88 1082 MD Amsterdam The Netherlands T: +31 20 797 7200 E: Investor_Relations@vimpelcom.com

23 Appendices

24
+5% YoY ARPU
+12% YoY MOU
Mobile subscribers
(million)
ARPU and MOU
(RUB)        (min)
ARPU MOU
-2% YoY
Fixed broadband ARPU Mobile broadband ARPU
Operating Highlights Russia
Broadband subscribers
(million)
Broadband ARPU
(RUB)
+3% YoY Fixed
+6% YoY Mobile
+15% YoY Fixed
+5% YoY Mobile
Fixed broadband subs Mobile broadband subs
352
327
314
336
343
259
254
279
282
290
4Q11 1Q12 2Q12 3Q12 4Q12
57.2
55.6
55.7
56.2
56.1
4Q11 1Q12 2Q12 3Q12 4Q12
2.1
2.2
2.3 2.3
2.4
2.5
2.6
2.5 2.5
2.7
4Q11 1Q12 2Q12 3Q12 4Q12
432
426
427
421
445
234 235
221
225
248
4Q11 1Q12 2Q12 3Q12 4Q12

21.0
21.1
21.2
21.5
21.6
4Q11
1Q12
2Q12
3Q12
4Q12

2,135
2,211
2,236
2,216
2,210
4,479
4,525
4,444
4,734
5,541
4Q11
1Q12
2Q12
3Q12
4Q12

© VimpelCom Ltd 2013

25
ARPU  -10% YoY
MOU +3% YoY
Operating Highlights Italy
+3% YoY
Fixed broadband subs Mobile broadband subs
Broadband subscribers*
(thousands)
Broadband ARPU
(EUR)
flat YoY +4% YoY Fixed
+24% YoY Mobile
*
Internet event in the previous month on 2.5G/3G/3.5G network technology
Mobile subscribers
(million)
ARPU and MOU
(EUR)        (min)
ARPU MOU
Fixed broadband ARPU
Mobile broadband includes consumer customers that have performed at least one mobile

USD 2.7 bn
shareholder
loan (PIK)
Simplified legal / financing structure per 31-Dec-12
VimpelCom Ltd.
VimpelCom
Amsterdam B.V.
VimpelCom
Holdings B.V.
VimpelCom
Amsterdam Finance
B.V.
OJSC VimpelCom
USD 2.7 bn
WIND Telecom
S.p.A.
Wind Acquisition
Holdings Finance
S.p.A.
WIND Acquisition
Finance SA
WIND
Telecomunicazioni
S.p.A.
WIND Acquisition
Holdings Finance
SA
Orascom Telecom
Holding S.A.E.
Ring fenced
Legal structure
Third party debt
Significant intercompany financing
Note: rounded figures and nominal values
VIP NL
USD 2.2 bn
PJSC Kyivstar
Total OJSC Group
USD 9.8 bn
OTH subsidiaries
USD 1.0 bn
Weather Capital
Special Purpose I
S.A.
Weather Capital
S.a.r.l.
Total Wind Group
USD 14.0 bn
PIK notes USD 1.4 bn
HY notes 2017 USD 3.7 bn
SSN 2018 USD 4.3 bn
Senior bank loan USD 3.9 bn
Debt to Gov USD 0.4 bn
Annuity       USD 0.2 bn
RCF USD 0.1 bn
I
II
USD 2.5 bn uncommitted
credit facility (PIK)
USD 0.6 bn drawn
III
USD    5.0 Total cash*
*
including short term deposits and cash equivalents
26
bn
bn
bn
bn
14.0
bn
2.2
VimpelComGroup
VIP
OJSC Group
Wind Group
OTH Group
Gross debt
USD
USD
USD
USD
USD
9.8
1.0
27.0
bn

27
Average rates Closing rates
Currency
FY 12 FY 11 YoY FY 12 FY 11 Delta
RUB 31.09 29.39 -5.5% 30.37 32.20 6.0%
EUR 0.78 0.72 -7.5% 0.76 0.77 1.6%
DZD 77.84 72.93 -6.3% 78.94 75.33 -4.6%
PKR 93.40 86.33 -7.6% 97.14 89.95 -7.4%
BDT 81.84 74.07 -9.5% 79.78 81.83 2.6%
UAH
7.99 7.97 -0.3% 7.99 7.99 0.0%
KZT 149.11 146.62 -1.7% 150.74 148.40 -1.6%
AMD 401.76 377.44 -7.3% 403.58 385.77 -4.4%
KGS 47.01 46.14 -1.9% 47.40 46.48 -1.9%
Source: National Banks of the respective countries, Company calculations
FOREX Development

28
Reconciliation of consolidated EBITDA of VimpelCom (pro-forma)
Reconciliation Tables
USD mln
4Q12
(unaudited)
4Q11
(unaudited)
YTD12
(audited)
YTD11
(unaudited)
EBITDA
2,446 2,227 9,768 9,525
Depreciation
(758) (790) (2,926) (3,094)
Amortization
(519) (664) (2,080) (2,663)
Impaiment of GWMC
*
(328) - (328) -
Impairment loss
(58) (527) (58) (504)
Loss on disposals of non-current assets
(74) (32) (205) (89)
EBIT
709 214 4,171 3,175
Financial Income and Expenses
(484) (467) (1,875) (1,850)
- including  finance income
38 34 154 160
- including finance costs
(522) (501) (2,029) (2,010)
Net foreign exchange gain/(loss)and others
539 (306) 592 (486)
-
606 - 606 -
- including Other non-operating (losses)
(44) (152) (75) (323)
- including Shares of profit/(loss) of associates and joint ventures accounted for using the equity method
7 (35) (9) (69)
- including Net foreign exchange (loss)/gain
(30) (119) 70 (94)
Profit/(loss) before tax
764 (559) 2,888 839
Income tax expense
(195) (101) (906) (650)
Profit/(loss) for the period
569 (660) 1,982 189
Loss for the period attributable to non-controlling interest
(232) (279) (163) (336)
Net income
801 (381) 2,145 525
*   A Globalive Wireless Management Company
including fair value adjustment of previously held interest in Euroset

29
Reconciliation of consolidated EBITDA of VimpelCom (Actual)
Reconciliation Tables
USD mln
4Q12
(unaudited)
4Q11
(unaudited)
YTD12
(audited)
YTD11
(unaudited)
EBITDA
2,446 2,227 9,768 8,256
Depreciation
(758) (790) (2,926) (2,726)
Amortization
(519) (664) (2,080) (2,059)
Impaiment of GWMC
*
(328) - (328) -
Impairment loss
(58) (527) (58) (527)
Loss on disposals of non-current assets
(74) (32) (205) (90)
EBIT
709 214 4,171 2,854
Financial Income and Expenses
(484) (467) (1,875) (1,467)
- including  finance income
38 34 154 120
- including finance costs
(522) (501) (2,029) (1,587)
Net foreign exchange (loss)/gain and others
539 (306) 592 (533)
-
606 - 606 -
- including Other non-operating (losses)/gains
(44) (152) (75) (308)
- including Shares of (loss)/profit of associates and joint ventures accounted for using the equity method
7 (35) (9) (35)
- including Net foreign exchange (loss)/gain
(30) (119) 70 (190)
Profit/(loss) before tax
764 (559) 2,888 854
Income tax expense
(195) (101) (906) (585)
Profit/(loss) for the period
569 (660) 1,982 269
Loss for the period attributable to non-controlling interest
(232) (279) (163) (274)
Net income
801 (381) 2,145 543
* A Globalive Wireless Management Company
including fair value adjustment of previously held interest in Euroset

30
Reconciliation of consolidated net debt of VimpelCom
Reconciliation Tables
USD millions
4Q12 3Q12
Net debt
21,971 22,681
Cash and cash equivalents
4,949 3,241
Long - term and short-term deposits
67 715
Gross debt
26,987 26,637
Interest accrued related to financial liabilities
536 451
Fair value adjustment
- 28
Unamortised fair value adjustment under acquisition method of accounting
794 817
Other unamortised adjustments to financial liabilities (fees, discounts etc.)
73 69
Derivatives not designated as hedges
453 429
Derivatives designated as hedges
237 178
Total other financial liabilities
29,080 28,609

VimpelCom Ltd.

Index sheet

Consolidated VIP Ltd.
Consolidated
BU Russia
Russia
BU Europe and North America
Italy
BU Africa and Asia
Algeria
Pakistan
Bangladesh
Sub Saharan Africa
SEA
BU Ukraine
Ukraine
BU CIS
Kazakhstan
Uzbekistan
Armenia
Tajikistan
Georgia
Kyrgyzstan

VimpelCom Ltd.

index page

(in USD millions, unless stated otherwise, unaudited)

Consolidated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
ACTUAL
Total operating revenues	2,740	5,537	6,096	5,889	5,619	5,745	5,747	5,950	20,262	23,061
EBITDA	1,203	2,254	2,572	2,227	2,311	2,481	2,530	2,446	8,256	9,768
EBITDA margin	43.9%	40.7%	42.2%	37.8%	41.1%	43.2%	44.0%	41.1%	40.7%	42.4%
Profit before tax	649	424	340	(559)	593	729	802	835	854	2,959
Net income	500	235	189	(381)	318	488	538	801	543	2,145
Capital expenditures (Capex)	456	966	1,193	3,734	632	1,028	829	1,631	6,349	4,120
Capex / revenues	17%	17%	20%	63%	11%	18%	14%	27%	31%	18%

Mobile subscribers (millions)	95	193	199	205	209	208	212	214	205	214

PRO FORMA	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012

Total operating revenues	5,481	6,011	6,096	5,889	5,619	5,745	5,747	5,950	23,477	23,061
EBITDA	2,285	2,441	2,572	2,227	2,311	2,481	2,530	2,446	9,525	9,768
EBITDA margin	41.7%	40.6%	42.2%	37.8%	41.1%	43.2%	44.0%	41.1%	40.6%	42.4%
Profit before tax	623	435	340	(559)	593	729	802	835	839	2,959
Net income	450	267	189	(381)	318	488	538	801	525	2,145
Capital expenditures (Capex)	729	1,027	1,193	3,734	632	1,028	829	1,631	6,683	4,120
Capex / revenues	13%	17%	20%	63%	11%	18%	14%	27%	28%	18%

Mobile subscribers (millions)	186	193	199	205	209	208	212	214	205	214

Russia

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	2,064	2,329	2,397	2,274	2,225	2,267	2,326	2,371	9,064	9,189
EBITDA	868	968	961	844	918	977	1,005	978	3,641	3,879
EBITDA margin	42.1%	41.5%	40.1%	37.1%	41.3%	43.1%	43.2%	41.2%	40.2%	42.2%
SG&A	590	663	693	682	637	600	596	629	2,628	2,462
including Sales & Marketing Expenses	184	239	245	232	181	180	182	191	899	734
Capital expenditures	334	407	457	809	204	294	321	811	2,006	1,631

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	1,713	1,943	2,003	1,892	1,845	1,870	1,932	1,983	7,550	7,630

Subscribers (‘000)	52,991	55,251	56,824	57,224	55,622	55,739	56,181	56,110	57,224	56,110
Mobile ARPU (US$)	10.5	11.7	11.5	10.5	10.5	10.8	11.0	11.0
Mobile broadband subscribers using USB modems (‘000)	2,313	2,362	2,387	2,538	2,579	2,472	2,507	2,654	2,538	2,654
Mobile broadband ARPU (US$)	7.8	7.5	7.5	7.5	7.8	7.1	7.0	8.0	n.a	n.a
MOU, min	218	243	251	259	254	279	282	290	n.a	n.a
Churn 3 months active base (quarterly), %	15%	15%	16%	17%	17%	15%	15%	16%	n.a	n.a

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	351	387	394	382	380	398	394	388	1,514	1,560

Fixed-line broadband revenues	65	73	75	82	93	93	90	101	295	378
Fixed-line broadband subscribers (‘000)	1,569	1,671	1,833	2,073	2,224	2,255	2,294	2,378	2,073	2,378
Fixed-line broadband ARPU, US$	14.0	14.8	14.1	13.8	13.9	13.8	13.2	14.3
FTTB revenues	62	71	72	80	91	91	88	99	285	369
FTTB subscribers (‘000)	1,510	1,635	1,791	2,017	2,148	2,196	2,235	2,317	2,017	2,317
FTTB ARPU, US$	13.9	14.6	14.0	13.8	14.3	13.8	13.2	14.4	n.a	n.a

Italy

index page

(in EUR millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012

Total revenues	1,351	1,399	1,397	1,424	1,346	1,383	1,329	1,369	5,570	5,427
of which TLC Service Revenues	1,289	1,347	1,325	1,315	1,281	1,299	1,235	1,238	5,277	5,053
EBITDA	496	526	565	533	487	524	537	514	2,120	2,062
EBITDA margin	36.8%	37.6%	40.5%	37.4%	36.2%	37.9%	40.4%	37.5%	38.1%	38.0%
Capital expenditures*	146	234	226	1,533	193	243	222	342	2,139	1,000

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total revenues	982	1,029	1,026	1,037	983	1,015	959	1,001	4,073	3,958
of which TLC Service Revenues	934	984	975	955	933	954	899	890	3,849	3,676

Subscribers (‘000)	20,279	20,559	20,802	21,014	21,132	21,225	21,455	21,650	21,014	21,650
Mobile broadband subscriptions using USB modems (‘000)
Mobile broadband ARPU, €
Mobile ARPU, €	15.4	16.0	15.7	15.2	14.7	15.0	14.0	13.7	n.a.	n.a.
of which :
ARPU voice, €	12.1	12.7	12.0	11.4	10.9	11.2	10.0	9.6	n.a.	n.a.
ARPU data, €	3.3	3.3	3.6	3.8	3.8	3.8	4.0	4.1	n.a.	n.a.
MOU**, min	187	198	196	205	205	209	202	212	n.a.	n.a.
Total traffic**, mln. min.	11,260	12,106	12,070	12,796	12,954	13,240	12,919	13,690	n.a.	n.a.
Churn, annualised rate (%)	26.4%	26.6%	29.3%	30.7%	31.7%	33.6%	36.5%	39.1%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total revenues	369	370	371	387	363	368	370	369	1,497	1,470
of which TLC Service Revenues	355	363	350	360	348	344	336	348	1,428	1,376

Total voice subscribers (‘000)	3,085	3,128	3,094	3,142	3,182	3,189	3,138	3,110	3,142	3,110
of which :
Total DIRECT voice subscribers (‘000)	2,312	2,357	2,349	2,398	2,446	2,509	2,477	2,466	2,398	2,466
Total INDIRECT voice subscribers (‘000)	773	771	745	744	736	680	660	645	744	645
Total fixed-line ARPU, €	33.6	33.4	32.6	33.2	32.3	31.2	30.7	30.7	n.a.	n.a.
Total Traffic, mln. min.	5,018	4,764	3,843	4,876	4,960	4,674	3,807	4,637	n.a.	n.a.

Total Internet subscribers (‘000)	2,158	2,196	2,175	2,225	2,282	2,296	2,266	2,253	2,225	2,253
of which :
Broadband (‘000)	2,030	2,082	2,073	2,135	2,211	2,236	2,216	2,210	2,135	2,210
Broadband ARPU, €	19.3	19.2	19.5	19.1	18.9	18.5	18.7	19.1	n.a.	n.a.

Dual-play subscribers (‘000)	1,662	1,689	1,696	1,743	1,809	1,862	1,854	1,848	1,743	1,848

* Excluding impact of FOC capex and including LTE

** Starting from Q2 2010 we include incoming traffic from international in the calculation of total traffic and in calculation of average minutes of use; Q1 2010 has been reclassified accordingly.

Algeria

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	439	478	487	457	457	471	447	466	1,860	1,841
EBITDA	261	283	288	272	274	284	262	274	1,103	1,094
EBITDA margin	59.4%	59.2%	59.1%	59.5%	60.0%	60.3%	58.6%	58.9%	59.3%	59.4%
Capital expenditures	4	10	5	21	10	10	6	30	40	57

Subscribers (‘000)	15,509	15,964	16,289	16,595	17,691	17,748	17,694	17,846	16,595	17,846
Mobile ARPU (US$)	9.4	9.9	9.9	9.0	8.8	8.7	8.3	8.5	n.a.	n.a.
MOU, min	284	296	286	278	269	267	212	254	n.a.	n.a.
Churn 3 months active base (quarterly), %	4.7%	5.2%	5.5%	5.5%	5.3%	5.7%	6.8%	6.4%	n.a.	n.a.

Pakistan

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	275	292	281	286	286	295	269	282	1,134	1,133
EBITDA	111	118	116	119	121	130	116	121	464	488
EBITDA margin	40.3%	40.4%	41.3%	41.5%	42.3%	44.1%	43.0%	43.0%	40.9%	43.1%
Capital expenditures	45	52	55	109	24	31	29	89	261	173

Subscribers (‘000)	32,707	33,378	33,416	34,214	35,788	35,953	36,074	36,141	34,214	36,141
Mobile ARPU (US$)	2.8	2.8	2.7	2.7	2.6	2.7	2.4	2.5	n.a.	n.a.
MOU, min	206	213	197	209	215	214	212	215	n.a.	n.a.
Churn 3 months active base (quarterly), %	6.4%	7.1%	8.8%	7.2%	5.8%	7.1%	7.1%	5.2%	n.a.	n.a.

Bangladesh

index page

(in USD millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	126	128	129	129	130	142	144	138	511	555
EBITDA	45	55	43	26	44	54	42	52	169	192
EBITDA margin	35.7%	42.7%	33.3%	20.3%	33.8%	38.0%	29.3%	37.3%	33.0%	34.6%
Capital expenditures	13	14	64	337	29	35	20	43	428	126

Subscribers (‘000)	20,127	20,203	22,140	23,754	24,742	25,491	26,776	25,883	23,754	25,883
Mobile ARPU (US$)	2.0	2.0	1.9	1.8	1.8	1.9	1.8	1.7	n.a.	n.a.
MOU, min	205	211	214	207	217	231	225	191	n.a.	n.a.
Churn 3 months active base (quarterly), %	3.8%	5.1%	4.2%	5.4%	6.1%	5.1%	6.6%	7.4%	n.a.	n.a.

Ukraine

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	375	412	437	417	385	406	452	433	1,641	1,676
EBITDA	202	226	235	209	197	204	231	227	873	859
EBITDA margin	54.0%	54.8%	53.7%	50.3%	51.1%	50.2%	51.2%	52.5%	53.2%	51.3%
Adjusted SG&A***	110	119	122	127	119	123	125	122	479	490
including Sales & Marketing Expenses	15	17	18	21	15	18	22	21	72	75
Capital expenditures	46	58	81	99	45	58	54	75	284	231

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Net operating revenues*	348	382	405	385	354	373	416	399	1,519	1,542

Subscribers (‘000)	24,398	24,695	24,747	24,776	24,890	25,132	25,221	25,960	24,776	25,960
ARPU, US$	4.7	5.1	5.4	5.1	4.7	4.9	5.3	5.1	n.a.	n.a.
MOU, min	466	474	467	483	484	493	497	498	n.a.	n.a.
Churn 3 months active base (quarterly), %	5.3%	4.3%	6.2%	6.5%	6.6%	6.6%	8.4%	7.2%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Net operating revenues*	27	31	32	32	31	34	36	33	122	133

Fixed-line broadband revenue	4	5	5	6	7	8	9	10	20	34
Fixed-line broadband subscribers (‘000)**	235	293	324	397	461	501	551	613	397	613
Fixed-line broadband ARPU, US$	6.2	5.8	5.8	5.5	5.7	5.6	5.5	5.9	n.a.	n.a.
FTTB revenues	4	4	5	6	7	8	9	10	19	34
FTTB subscribers (‘000)	231	290	320	394	458	497	548	611	394	611
FTTB ARPU, US$	6.2	5.8	5.8	6.1	5.7	5.7	5.5	5.9	n.a.	n.a.

* Mobile and fixed revenues for the period from 2Q2010 to 4Q2010 were adjusted for consistency purposes

** Fixed line broadband subscription base has been revised for the period from 1Q2010 to 4Q2010 based on the standard VimpelCom definition for broadband subscribers to reflect a 3-months active base

*** For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

Kazakhstan

index page

(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	183	203	223	213	191	208	218	213	823	829
EBITDA	93	99	109	93	86	98	113	99	394	394
EBITDA margin	50.7%	48.8%	48.7%	43.6%	45.0%	47.0%	51.6%	46.2%	47.8%	47.6%
Adjusted SG&A*	46	51	50	55	49	52	46	56	202	203
including Sales & Marketing Expenses	13	18	16	17	12	14	19	16	64	61
Capital expenditures	10	68	85	99	13	45	52	57	264	167

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	174	194	212	203	179	194	204	198	783	775

Subscribers (‘000)	6,987	7,831	8,252	8,409	8,364	8,497	8,596	8,589	8,409	8,589
ARPU, US$	8.0	8.6	8.6	7.8	7.1	7.7	7.9	7.7
Mobile broadband subscribers using USB modems (‘000) **	3,482	3,871	4,160	4,305	4,582	4,438	4,570	4,692	4,305	4,692
MOU, min	113	144	162	165	180	211	222	237	n.a.	n.a.
Churn 3 months active base (quarterly), %	11.4%	9.4%	13.1%	13.5%	14.2%	12.9%	14.2%	14.5%	n.a.	n.a.

FIXED-LINE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	10	9	11	10	12	14	14	15	40	54

Fixed-line broadband revenues	0.7	1.0	1.2	2.2	3.6	4.5	4.9	6.7	5.0	19.7
Fixed-line broadband subscribers (‘000)	15	15	34	60	89	99	108	151	60	151
Fixed-line broadband ARPU, US$	18.2	20.7	18.8	16.9	15.5	15.8	16.0	17.4	n.a.	n.a.

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Uzbekistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	59	66	73	80	79	89	137	158	277	464
EBITDA	27	28	35	33	38	45	77	95	122	256
EBITDA margin	45.7%	42.9%	47.3%	40.9%	44.6%	50.6%	56.2%	60.3%	44.1%	55.2%
Adjusted SG&A*	18	21	20	27	27	28	38	44	86	136
including Sales & Marketing Expenses	3	4	6	8	4	4	11	6	21	26
Capital expenditures	40	27	68	85	38	36	20	43	219	137

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	56	63	71	78	77	87	135	156	269	455
						0
Subscribers (‘000)	5,102	5,347	5,688	6,361	7,344	7,031	9,229	10,194	6,361	10,194
ARPU, US$	3.8	4.0	4.2	4.2	3.5	4.1	5.3	5.3	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	1,747	1,903	2,201	2,802	2,907	2,911	4,195	4,813	2,802	4,813
MOU, min	391	413	431	458	376	433	543	516	n.a.	n.a.
Churn 3 months active base (quarterly), %	15.1%	15.1%	16.4%	13.2%	6.1%	23.4%	15.5%	10.9%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	3	3	2	2	2	2	2	2	9	8

Fixed-line broadband revenues	0.6	1.4	1.3	1.2	0.8	0.8	0.7	0.7	4.5	3.0
Fixed-line broadband subscribers (‘000)	13	16	17	18	19	19	21	22	18	22
Fixed-line broadband ARPU, US$	15.5	31.4	26.5	23.8	15.2	13.6	11.0	11.3	n.a.	n.a.

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Armenia

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	46	47	51	46	39	40	40	39	189	158
EBITDA	16	18	20	19	15	15	18	15	73	63
EBITDA margin	33.8%	38.3%	40.3%	40.7%	38.0%	37.5%	43.5%	39.5%	38.3%	39.8%
Adjusted SG&A*	14	13	13	13	13	13	12	13	54	52
including Sales & Marketing Expenses	2	2	2	2	2	2	2	2	8	6
Capital expenditures	9	6	9	7	3	4	4	3	30	15

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	20	20	22	20	17	18	19	18	82	71

Subscribers (‘000)	699	733	761	765	753	771	803	800	765	800
ARPU, US$	7.8	8.3	8.9	7.6	6.5	6.8	7.3	6.6	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	208	267	300	321	323	334	358	356	321	356
MOU, min	238	262	264	261	252	279	271	273	n.a.	n.a.
Churn 3 months active base (quarterly), %	20.2%	20.4%	22.7%	24.0%	21.9%	20.2%	19.7%	22.2%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	26	27	29	26	22	22	21	21	108	87
						0.0
Fixed-line broadband revenues	3.7	4.7	5.2	5.6	5.7	5.7	5.5	5.7	19.2	22.7
Fixed-line broadband subscribers (‘000)	84	100	115	134	136	138	149	154	134	154
Fixed-line broadband ARPU, US$	15.4	16.2	15.8	14.8	14.9	13.8	12.9	12.6	n.a.	n.a.

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Tajikistan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	21	26	29	25	21	26	31	29	101	107
EBITDA	9	14	14	11	9	13	16	13	48	51
EBITDA margin	44.9%	51.9%	47.3%	44.1%	42.0%	49.6%	52.2%	45.9%	47.2%	47.9%
Adjusted SG&A*	5	6	8	8	7	7	9	9	27	32
including Sales & Marketing Expenses	1	1	1	1	2	1	1	1	5	5
Capital expenditures	3	7	4	14	3	7	5	6	29	20

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	18	23	27	24	21	25	29	28	92	103

Subscribers (‘000)	804	870	937	965	1,008	957	947	1,132	965	1,132
ARPU, US$	7.6	9.4	9.8	8.3	6.7	8.5	10.1	8.9	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	264	267	308	379	392	356	351	422	379	422
MOU, min	203	234	246	229	219	246	242	256	n.a.	n.a.
Churn 3 months active base (quarterly), %	18.6%	15.0%	15.1%	18.7%	13.6%	22.9%	19.3%	17.1%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	3	3	2	1	0.0	1.4	1.7	1.2	8.4	4.3

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Georgia

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	12	15	18	18	16	18	23	21	63	78
EBITDA	2	3	5	4	4	5	7	6	15	21
EBITDA margin	19.2%	21.9%	28.2%	22.6%	22.4%	27.3%	29.8%	28.8%	23.4%	27.4%
Adjusted SG&A*	6	6	7	8	7	8	8	8	27	31
including Sales & Marketing Expenses	1	2	2	2	2	2	2	2	7	7
Capital expenditures	7	9	10	14	3	4	2	3	39	13

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	12	14	17	18	16	18	22	20	61	77

Subscribers (‘000)	611	712	793	833	875	899	991	969	833	969
ARPU, US$	6.1	6.9	7.4	6.6	5.9	6.6	7.4	6.6	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	220	277	320	356	386	376	410	378	356	378
MOU, min	147	224	227	217	216	234	251	244	n.a.	n.a.
Churn 3 months active base (quarterly), %	17.2%	14.3%	16.8%	21.1%	17.9%	20.1%	17.8%	23.0%	n.a.	n.a.

FIXED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	0.4	0.8	0.5	0.0	0.0	0.0	0.5	1.0	1.7	1.6

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Kyrgyzstan

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(in USD millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	31	35	39	38	34	40	44	43	142	161
EBITDA	17	18	21	21	19	22	25	25	78	91
EBITDA margin	56.1%	53.0%	55.3%	54.3%	55.4%	55.0%	55.7%	58.3%	54.7%	56.2%
Adjusted SG&A*	6	8	8	8	7	7	9	7	31	30
including Sales & Marketing Expenses	1	2	2	2	1	1	2	2	6	6
Capital expenditures	4	15	4	21	2	8	7	15	44	31

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	31	35	39	38	34	40	44	43	142	161

Subscribers (‘000)	1,965	2,102	2,281	2,371	2,373	2,368	2,419	2,482	2,371	2,482
ARPU, US$	5.1	5.6	5.8	5.3	4.8	5.6	6.1	5.7	n.a.	n.a.
Mobile broadband subscribers using USB modems (‘000) **	838	857	1,014	1,124	1,212	1,261	1,289	1,306	1,124	1,306
MOU, min	290	319	308	292	272	289	273	253	n.a.	n.a.
Churn 3 months active base (quarterly), %	14.9%	10.2%	12.6%	14.6%	14.5%	16.4%	17.4%	13.9%	n.a.	n.a.

* For the period of 1q2010-4q2010, adjusted SG&A expenses are SG&A expenses adjusted for certain non-operating losses and gains mainly represented by litigation provisions

** Broadband subscribers are the customer contracts that served as a basis for revenue generating activity in the three months prior to the measurement date, as a result of activities including monthly internet access using FTTB and xDSL technologies as well as mobile internet access using 2.5G/3G/HSDPA technologies.

Sub Saharan Africa (Telecel Globe)

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(in US$ millions, unless stated otherwise, unaudited)

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	25	24	21	24	22	23	26	23	94	91
EBITDA	4	2	7	-5	6	9	11	7	8	33
EBITDA margin	17.5%	7.5%	32.9%	n.m.	28.1%	40.5%	41.2%	27.0%	8%	33%

Subscribers (‘000)	2,584	2,789	2,825	3,140	3,499	3,736	4,231	4,464	3,140	4,464
- CAR	420	447	450	435	439	428	414	442	435	442
- Burundi	1,023	1,041	1,132	1,185	1,227	1,305	1,426	1,440	1,185	1,440
- Zimbabwe*	1,141	1,301	1,243	1,520	1,833	2,003	2,391	2,582	1,520	2,582

Mobile ARPU (US$):
- CAR	5	5	6	7	7	6	7	5	n.a.	n.a.
- Burundi	3	3	4	3	3	3	3	3	n.a.	n.a.
- Zimbabwe*	4	6	7	7	6	5	6	5	n.a.	n.a.

* Zimbabwe is accounted for as investment at cost

SEA

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(in US$ millions, unless stated otherwise, unaudited)

CONSOLIDATED	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	FY 2011	FY 2012
Total operating revenues	10.0	17.8	17.4	23.5	22.8	13.1	11.9	13.0	68.7	60.8
EBITDA	-3.2	-37.4	-15.2	-19.7	-6.0	-2.9	-1.2	0.2	-75.5	-9.9
EBITDA margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	1.5%	n.m.	n.m.

MOBILE	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q4 2011	Q4 2012

Subscribers (‘000)	1,307	1,993	3,000	4,375	4,554	1,504	1,357	915	4,375	915
-Cambodia	757	818	800	1,013	1,078	1,126	1,020	597	1,013	597
-Laos	550	536	500	405	462	378	337	318	405	318
-Vietnam	n.a.	639	1,700	2,957	3,014	n.a	n.a	n.a	2,957	n.a

Mobile ARPU (US$):
- Cambodia	3.5	3.0	3.0	2.0	1.6	1.7	1.5	1.8	n.a.	n.a.
- Laos	n.m.	5.1	5.4	4.9	4.1	5.44	6.76	7.26	n.a.	n.a.
- Vietnam	n.a.	n.m.	0.7	0.9	0.9	n.a	n.a	n.a	n.a.	n.a.